SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

Registration with CVM SHOULD not BE CONSTRUED AS AN appreciation on the company. company management is responsible for the information provided.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – Brazilian IRS Registry of Legal Entities (CNPJ)
01770-1	TELEMIG CELULAR PARTICIPAÇÕES S.A.	02.558.118/0001-65
4 - Registration Number (NIRE)
53.300.005.770

01.02 - HEAD OFFICE

1 - ADDRESS			2 - DISTRICT
Rua Levindo Lopes, 258			Funcionários
3 - ZIP CODE	4 - MUNICIPALITY			5 - STATE
30140-170	Belo Horizonte			MG
6 - AREA CODE	7 - TELEPHONE NUMBER	8 - TELEPHONE NUMBER	9 - TELEPHONE NUMBER	10 - TELEX
31	9933-3939	-	-	-
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX
31	9933-3525	-	-
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME
Ernesto Gardelliano
2 – ADDRESS			3 - DISTRICT
Av. Roque Petroni Junior, 1464			Morumbi
4 - ZIP CODE	5 - MUNICIPALITY			6 - STATE
04707-000	São Paulo			SP
7 - AREA CODE	8 - TELEPHONE NUMBER	9 - TELEPHONE NUMBER	10 - TELEPHONE NUMBER	11 - TELEX
11	7420-1172	-	-	-
12 - AREA CODE	13 – FAX	14 - FAX	15 - FAX
11	7420-2247	-	-
16 - E-MAIL
ri@vivo.com.br

01.04 - General INFORMATION / INDEPENDENT ACCOUNTANT

YEAR	START DATE OF FISCAL YEAR	END DATE OF FISCAL YEAR
1 – Current Year	01/01/2008	12/31/2008
2- Prior Year	01/01/2007	12/31/2007
3- Same Prior Year

4 - AUDITOR		5 - CVM CODE
Ernst & Young Auditores Independentes S/S		00471-5
6 - NAME OF RESPONSIBLE PARTNER		7 - INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER
Luiz Carlos Passetti		001.625.898-32

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES	1	2	3
(IN THOUSANDS)	12/31/2008	12/31/2008
SUBSCRIBED CAPITAL
1 - COMMON	13,466	13,466	0
2 - PREFERRED	23,411	22,741	0
3 - TOTAL	36,877	36,207	0
TREASURY STOCK
4 - COMMON	0	0	0
5 - PREFERRED	0	0	0
6 - TOTAL	0	0	0

01.06 -  CHARACTERISTICS  OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and others
2 – SITUATION Operating
3 – SHARE CONTROL NATURE Private holding
4 - ACTIVITY CODE 1130 – Telecommunications
5 - MAIN ACTIVITY Cellular Telecommunications Service
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF INDEPENDENT ACCOUNTANTS’ REPORT Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – Brazilian IRS Registry of Legal Entities (CNPJ)	3 – NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER
1 - ITEM	2 - EVENT	3 - APPROVAL	4 - YIELD	5 – DATE OF PAYMENT	6 - TYPE OF SHARE	7 - YIELD PER SHARE

01.09 - INVESTOR RELATIONS OFFICER

1 - DATE 01/30/2009	2 – SIGNATURE

A free translation from Portuguese into English of quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific standards issued by IBRACON, CFC and CVM

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – QUARTERLY INFORMATION                 Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY                                                      At 12/31/2008

1 – CVM CODE	2 - COMPANY NAME	3 – Brazilian IRS Registry of Legal Entities (CNPJ)
01770-1	TELEMIG CELULAR PARTICIPAÇÕES S.A.	02.558.118/0001-65

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 12/31/2008	4 – 12/31/2007
1	TOTAL ASSETS	2,091,743	1,362,709
1.01	CURRENT ASSETS	712,460	370,413
1.01.01	CASH AND CASH EQUIVALENTS	327,664	293,617
1.01.01.01	CASH AND BANKS	327,664	193,617
1.01.02	RECEIVABLES	232,272	43,072
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	-	-
1.01.02.02	OTHER RECEIVABLES	232,272	43,072
1.01.02.02.01	INTEREST ON SHAREHOLDERS AND DIVIDENDS	232,272	43,072
1.01.03	INVENTORIES	-	-
1.01.04	OTHER	152,524	33,724
1.01.04.01	ADVANCES TO SUPPLIERS	-	-
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	151,886	33,144
1.01.04.03	PREPAID EXPENSES	601	545
1.01.04.04	OTHER ASSETS	37	35
1.02	NONCURRENT ASSETS	1,379,283	992,296
1.02.01	LONG-TERM RECEIVABLES	485,835	109,353
1.02.01.01	OTHER CREDIT	485,650	109,353
1.02.01.01.01	DEFERRED AND RECOVERABLE TAXES	484,858	105,750
1.02.01.01.02	PREPAID EXPENSES	314	-
1.02.01.01.03	OTHER ASSETS	478	3,603
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	185	-
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	185	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	-	-
1.02.01.03	OTHER	-	-
1.02.02	PERMANENT ASSETS	893,448	882,943
1.02.02.01	INVESTMENTS	893,395	882,840
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	-	-
1.02.02.01.03	SUBSIDIARY COMPANIES	893,395	882,780
1.02.02.01.04	SUBSIDIARY COMPANIES – GOODWILL	-	-
1.02.02.01.05	OTHER INVESTMENTS	-	60
1.02.02.02	PROPERTY AND EQUIPMENT	53	103
1.02.02.03	INTANGIBLE ASSETS	-	-
1.02.02.04	DEFERRED CHARGES	-	-

02.02 - BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2008	4 - 12/31/2007
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,091,743	1,362,709
2.01	CURRENT LIABILITIES	344,134	141,313
2.01.01	LOANS AND FINANCING	-	-
2.01.02	DEBENTURES	-	-
2.01.03	SUPPLIERS	2,467	436
2.01.04	TAXES PAYABLE	5,565	7,717
2.01.05	DIVIDENDS PAYABLE	251,701	47,387
2.01.06	PROVISIONS	83	-
2.01.06.01	PROVISION FOR CONTINGENCIES	83	-
2.01.07	PAYABLES TO RELATED PARTIES	-	-
2.01.08	OTHER	84,318	85,773
2.01.08.01	PAYROLL AND SOCIAL CHARGES	35	577
2.01.08.03	OTHER LIABILITIES	84,283	85,196
2.02	NONCURRENT LIABILITIES	-	75
2.02.01	LONG-TERM LIABILITIES	-	75
2.02.01.01	LOANS AND FINANCING	-	-
2.02.01.02	DEBENTURES	-	-
2.02.01.03	PROVISIONS	-	-
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	-	75
2.05	SHAREHOLDERS’ EQUITY	1,747,609	1,221,321
2.05.01	CAPITAL STOCK	600,464	515,000
2.05.02	CAPITAL RESERVES	561,592	75,106
2.05.03	REVALUATION RESERVE	-	-
2.05.03.01	OWN ASSETS	-	-
2.05.03.02	CONTROLLED AND NON CONTROLLED SUBSIDIARIES	-	-
2.05.04	REVENUE RESERVES	585,553	62,328
2.05.04.01	LEGAL	69,183	56,131
2.05.04.02	STATUTORY	-	-
2.05.04.03	CONTINGENCIES	-	-
2.05.04.04	REALIZABLE PROFIT RESERVES	-	-
2.05.04.05	RETENTION OF PROFITS	-	6,197
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	-
2.05.04.07	OTHER REVENUE RESERVES	516,370	-
2.05.04.07.01	RESERVE FOR EXPANSION	516,370	-
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	-	568,887

03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 – CODE	2 – ACCOUNT DESCRIPTION	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007
3.01	GROSS SALES AND/OR SERVICES	-	-
3.02	DEDUCTIONS	-	-
3.03	NET SALES AND/OR SERVICES	-	-
3.04	COST OF SALES AND/OR SERVICES	-	-
3.05	GROSS PROFIT	-	-
3.06	OPERATING EXPENSES/INCOME	274,158	175,236
3.06.01	SELLING EXPENSES	-	-
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(1,309)	(1,314)
3.06.03	FINANCIAL	24,589	27,596
3.06.03.01	FINANCIAL INCOME	38,197	28,070
3.06.03.02	FINANCIAL EXPENSES	(13,608)	(474)
3.06.03.02.01	APPROPRIATED ON SHAREHOLDERS’ EQUITY	(13,607)	-
3.06.03.02.02	FINANCIAL OPERATIONS EXPENSES	(1)	(474)
3.06.04	OTHER OPERATING INCOME	26	146
3.06.05	OTHER OPERATING EXPENSES	(393)	(23)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	251,245	148,831
3.07	OPERATING RESULT	274,158	175,236
3.08	NONOPERATING INCOME (LOSS)	-	-
3.08.01	REVENUES	-	-
3.08.02	EXPENSES	-	-)
3.09	RESULT BEFORE TAXES AND PROFIT SHARING	274,158	175,236
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(410)	(3,030)
3.11	DEFERRED INCOME TAX	(26,314)	(23,104)
3.12	STATUTORY INTEREST/CONTRIBUTIONS	-	-
3.12.01	INTEREST	-	-
3.12.02	CONTRIBUTIONS	-	-
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	13,607	-
3.15	EARNINGS /LOSS FOR THE PERIOD	261,041	149,102
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	36,877	36,207
	EARNINGS PER SHARE	7.07869	4.11804
	LOSS PER SHARE	-	-

04.01 - STATEMENTS OF CASH FLOWS  INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 01/01/2008 to 12/31/2008	4 -01/01/2007 to 12/31/2007
4.01	NET CASH FLOW FROM OPERATING ACTIVITIES	29,139	19,435
4.01.01	CASH FLOW FROM OPERATING ACTIVITIES	38,625	23,501
4.01.01.01	NET INCOME (LOSS)	261,041	149,102
4.01.01.02	RESULT OF INTEREST CORPORATE	(251,245)	(148,831)
4.01.01.03	DEPRECIATION AND AMORTIZATION	50	115
4.01.01.04	PROVISION FOR LOSS ON INVESTMENT	60	-
4.01.01.05	RESIDUAL COST OF FIXED ASSETS DISPOSALS	-	11
4.01.01.07	MONETARY VARIATION	1,900	-
4.01.01.08	RESERVE FOR CONTINGENCIES	333	-
4.01.01.09	DEFERRED INCOME TAXES	26,486	23,104
4.01.02	CHANGES IN ASSETS AND LIABILITIES	(9,486)	(4,066)
4.01.02.01	DEFERRED AND RECOVERABLE TAXES	(6,211)	(24,906)
4.01.02.02	OTHER CURRENT AND NONCURRENT ASSETS	2,567	15,568
4.01.02.03	PAYROLL AND RELATED ACCRUALS	(542)	(1,548)
4.01.02.04	TRADE ACCOUNTS PAYABLE	2,031	(468)
4.01.02.05	TAXES PAYABLE	(6,093)	7,717
4.01.02.06	RESERVE FOR CONTINGENCIES (PAYMENTS)	(250)	-
4.01.02.07	OTHER CURRENT AND NONCURRENT LIABILITIES	(988)	(429)
4.01.03	OTHER	-	-
4.02	NET CASH FLOW FROM INVESTING ACTIVITIES	43,072	17
4.02.01	ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE INVESTIMENTS	-	(10)
4.02.04	RECEIVED OF INTEREST OS SHAREHOLDERS’ EQUITY	43,072	-
4.02.05	GAINS FROM INVESTMENTS	-	(73)
4.02.06	RESOURCES FROM THE DISPOSAL OF FIXED ASSETS	-	100
4.03	NET CASH FLOW FROM FINANCING ACTIVITIES	(38,164)	52,154
4.03.01	INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS PAID	(38,164)	(33,293)
4.03.02	CASH RECEIVED RELATING TO RESERVE STOCK SPLIT	-	85,447
4.05	INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	34,047	71,606
4.05.01	OPENING BALANCE OF CASH AND CASH EQUIVALENTS	293,617	222,011
4.05.02	CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	327,664	293,617

 05.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2008 TO 12/31/2008(IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3-CAPITAL	4-CAPITAL RESERVES	5-REVALUATION RESERVE	6-INCOME RESERVES	7-RETAINED EARNINGS ACCUMULATED EARNINGS	8-ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	515,000	75,106	-	62,328	568,887	‘	1,221,321
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	-	-	-
5.03	ADJUSTED BALANCE	515,000	75,106	-	62,328	568,887	-	1,221,321
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	261,041	-	261,041
5.05	DESTINATIONS	-	-	-	13,052	(261,041)	-	(247,989)
5.05.01	DIVIDENDS	-	-	-	-	(234,382)	-	(234,382)
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	(13,607)	-	(13,607)
5.05.03	OTHER DESTINATIONS	-	-	-	13,052	(13,052)	-	-
5.05.03.01	LEGAL RESERVE	-	-	-	13,052	(13,052)	-	-
5.08	INCREASE/DECREASE CAPITAL	85,464	(22,964)	-	(6,197)	(56,303)	-	-
5.08.01	INCREASE CAPITAL	62,500	-	-	(6,197)	(56,303)	-	-
5.08.02	CAPITAL INCREASE WITH SPECIAL GOODWILL RESERVE	22,964	(22,964)	-	-	-	-	-
5.12	OTHER	-	509,450	-	516,370	(512,584)	-	513,236
5.12.01	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	3,470	-	3,470
5.12.02	TRANSFER TO RESERVE FOR EXPANSION	-	-	-	516,370	(516,370)	-	-
5.12.03	CORPORATE RESTRUCTURING	-	509,450	-	-	316	-	509,766
5.13	FINAL BALANCE	600,464	561,592	-	585,553	-	-	1,747,609

05.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007(IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3-CAPITAL	4-CAPITAL RESERVES	5-REVALUATION RESERVE	6-INCOME RESERVES	7-RETAINED EARNINGS ACCUMULATED EARNINGS	8-ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	456,350	99,102	-	102,766	459,978	-	1,118,196
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	(9,194)	-	(9,194)
5.02.01	ADJUSTMENT OF THE LAW 11,638/07	-	-	-	-	(9,194)	-	(9,194)
5.03	ADJUSTED BALANCE	456,350	99,102	-	102,766	450,784	-	1,109,002
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	149,102	-	149,102
5.05	DESTINATIONS	-	-	-	7,421	(45,969)	-	(38,548)
5.05.01	DIVIDENDS	-	-	-	-	(38,548)	-	(38,548)
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.05.03	OTHER DESTINATIONS	-	-	-	7,421	(7,421)	-	-
5.05.03.01	LEGAL RESERVE	-	-	-	7,421	(7,421)	-	-
5.06	REALIZATION OF INCOME RESERVE	-	-	-	(13,205)	13,205	-	-
5.08	INCREASE/DECREASE CAPITAL	58,650	(23,996)	-	-	(34,654)	-	-
5.08.01	INCREASE CAPITAL	58,650	(23,996)	-	-	(34,654)	-	-
5.12	OTHER	-	-	-	-	1,765	-	1,765
5.12.02	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	1,765	-	1,765
5.13	FINAL BALANCE	515,000	75,106	-	62,328	568,887	-	1,221,321

06.01 - STATEMENTS OF VALUE ADDED (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 01/01/2008 to 12/31/2008	4 -01/01/2007 to 12/31/2007
6.01	INCOME	26	246
6.01.01	SERVICE AND GOODS SALE	-	-
6.01.02	OTHER INCOME	26	246
6.02	INPUTS PURCHASED FROM THIRD PARTIES	(1,362)	(727)
6.02.01	COST OF GOODS SOLD	-	-
6.02.02	MATERIALS, ENERGY, THIRD SERVICES AND OTHER	(1,302)	(727)
6.02.03	LOSS/RECOVERY OF ASSETS VALUES	(60)	-
6.03	GROSS VALUE ADDED	(1,336)	(481)
6.04	RETANING	(50)	(115)
6.04.01	DEPRECIATION AND AMORTIZATION	(50)	(115)
6.05	NET VALUE ADDED PRODUCED	(1,386)	(596)
6.06	VALUE ADDED RECEIVED AS A TRANSFER	294,596	181,590
6.06.01	RESULT OF EQUITY PICK-UP	251,245	148,831
6.06.02	FINANCIAL INCOME	43,351	32,759
6.06.03	OTHER	-	-
6.07	TOTAL VALUE ADDED TO BE DISTRIBUTED	293,210	180,994
6.08	DISTRIBUTION OF VALUE ADDED	293,210	180,994
6.08.01	PAYROLL AND RELATED ACCRUALS	-	-
6.08.01.01	DIRECT REMUNARATION	-	-
6.08.01.02	BENEFITS	-	-
6.08.01.03	F.G.T.S	-	-
6.08.01.04	OTHER	-	-
6.08.02	TAXES	32,168	31,418
6.08.02.01	FEDERAL	32,165	31,410
6.08.02.02	STATE	2	5
6.08.02.03	MUNICIPAL	1	3
6.08.03	REMUNERATION OF THIRD CAPITAL	1	474
6.08.03.01	INTEREST	-	-
6.08.03.02	RENTALS	-	-
6.08.03.03	OTHER	1	474
6.08.03.03.01	FINANCIAL EXPENSES, MONETARY AND EXCHANGE RATE CHANGES	1	474
6.08.04	REMUNERATION OF PROPER CAPITAL	261,041	149,102
6.08.04.01	INTEREST ON SHAREHOLDERS’ EQUITY	13,607	-
6.08.04.02	DIVIDENDS	234,382	38,548
6.08.04.03	RETAINED EARNINGS/LOSS	13,052	110,554
6.08.05	OTHER	-	-

07.01 - BALANCE SHEET – CONSOLIDATED ASSETS  (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 12/31/2008	4 – 12/31/2007
1	TOTAL ASSETS	3,315,246	2,466,838
1.01	CURRENT ASSETS	1,761,470	1,310,772
1.01.01	CASH AND CASH EQUIVALENTS	948,734	730,572
1.01.01.01	CASH AND BANKS	948,734	730,572
1.01.02	RECEIVABLES	302,281	232,950
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	298,269	232,950
1.01.02.02	OTHER RECEIVABLES	4,012	-
1.01.02.02.01	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL	4,012	-
1.01.03	INVENTORIES	69,294	35,278
1.01.04	OTHER	441,161	311,972
1.01.04.01	ADVANCES TO SUPPLIERS	206	443
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	386,461	298,104
1.01.04.03	PREPAID EXPENSES	30,606	6,815
1.01.04.04	OTHER ASSETS	23,888	6,610
1.02	NONCURRENT ASSETS	1,553,776	1,156,066
1.02.01	LONG-TERM RECEIVABLES	626,594	316,902
1.02.01.01	OTHER CREDIT	626,594	316,902
1.02.01.01.01	DEFERRED AND RECOVERABLE TAXES	612,475	282,283
1.02.01.01.02	PREPAID EXPENSES	6,251	1,154
1.02.01.01.03	OTHER ASSETS	7,868	33,465
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	-	-
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	-	-
1.02.01.03	OTHERS	-	-
1.02.02	PERMANENT ASSETS	927,182	839,164
1.02.02.01	INVESTMENTS	-	60
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	SUBSIDIARY COMPANIES	-	-
1.02.02.01.03	OTHER INVESTMENTS	-	60
1.02.02.02	PROPERTY AND EQUIPMENT	769,819	730,468
1.02.02.03	INTANGIBLE ASSETS	157,363	108,636
1.02.02.04	DEFERRED CHARGES	-	-

07.02 - BALANCE SHEET – CONSOLIDATED LIABILITIES AND SHAREHOLDERS' EQUITY  (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 –12/31/2008	4 – 12/31/2007
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,315,246	2,466,838
2.01	CURRENT LIABILITIES	1,237,036	781,506
2.01.01	LOANS AND FINANCING	195,269	5,904
2.01.02	DEBENTURES	-	-
2.01.03	SUPPLIERS	394,085	383,994
2.01.04	TAXES PAYABLE	89,255	133,744
2.01.05	DIVIDENDS PAYABLE	300,017	59,419
2.01.06	PROVISIONS	7,535	-
2.01.06.01	PROVISION FOR CONTINGENCIES	7,535	-
2.01.07	PAYABLES TO RELATED PARTIES	-	-
2.01.08	OTHER	250,875	198,445
2.01.08.01	CONCESSION LINCESES	-	5,577
2.01.08.02	DERIVATIVE CONTRACTS	67,348	-
2.01.08.03	PAYROLL AND SOCIAL CHARGES	24,311	34,796
2.01.08.05	OTHER LIABILITIES	159,216	158,072
2.02	NONCURRENT LIABILITIES	104,939	286,406
2.02.01	LONG-TERM LIABILITIES	104,939	286,406
2.02.01.01	LOANS AND FINANCING	-	141,704
2.02.01.02	DEBENTURES	56,923	6,226
2.02.01.03	PROVISIONS	8,297	8,632
2.02.01.03.01	PROVISION FOR CONTINGENCIES	8,297	8,632
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	39,719	129,844
2.02.01.06.01	DERIVATIVE CONTRACTS	-	92,035
2.02.01.06.02	CONCESSION LINCESES	-	24,662
2.02.01.06.03	OTHER LIABILITIES	22,664	3,193
2.02.01.06.04	TAXES PAYABLE	17,055	9,954
2.03	DEFERRED INCOME	-	-
2.04	MINORITY INTEREST	179,740	177,605
2.05	SHAREHOLDERS’ EQUITY	1,793,531	1,221,321
2.05.01	CAPITAL STOCK	600,464	515,000
2.05.02	CAPITAL RESERVES	607,514	75,106

07.02 - BALANCE SHEET – CONSOLIDATED LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 –12/31/2008	4 – 12/31/2007
2.05.03	REVALUATION RESERVE	-	-
2.05.03.01	OWN ASSETS	-	-
2.05.03.02	SUBSIDIARY/ASSOCIATED COMPANIES	-	-
2.05.04	REVENUE RESERVES	585,553	62,328
2.05.04.01	LEGAL	69,183	56,131
2.05.04.02	STATUTORY	-	-
2.05.04.03	CONTINGENCIES	-	-
2.05.04.04	REALIZABLE REVENUE RESERVES	-	-
2.05.04.05	RETENTION OF PROFITS	-	6,197
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	-
2.05.04.07	OTHER REVENUE RESERVES	516,370	-
2.05.04.07.01	RESERVE FOR EXPANSION	516,370	-
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	-	568,887
2.05.07	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-

08.01 – CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 – CODE	2 – ACCOUNT DESCRIPTION	3 –01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007
3.01	GROSS SALES AND/OR SERVICES	2,332,975	1,932,144
3.02	DEDUCTIONS	(772,010)	(571,130)
3.03	NET SALES AND/OR SERVICES	1,560,965	1,361,014
3.04	COST OF SALES AND/OR SERVICES	(924,512)	(712,833)
3.05	GROSS PROFIT	636,453	648,181
3.06	OPERATING EXPENSES/INCOME	(200,112)	(398,796)
3.06.01	SELLING EXPENSES	(362,032)	(318,519)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(158,147)	(154,375)
3.06.03	FINANCIAL	39,342	26,444
3.06.03.01	FINANCIAL INCOME	118,741	77,250
3.06.03.02	FINANCIAL EXPENSES	(79,399)	(50,806)
3.06.03.02.01	APPROPRIATED ON SHAREHOLDERS’ EQUITY	(24,819)	(10,107)
3.06.03.02.02	FINANCIAL OPERATIONS EXPENSES	(54,580)	(40,699)
3.06.04	OTHER OPERATING INCOME	317,264	75,422
3.06.05	OTHER OPERATING EXPENSES	(36,539)	(27,768)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	0	0
3.07	OPERATING RESULT	436,341	249,385
3.08	NONOPERATING INCOME	-	-
3.08.01	REVENUES	-	-
3.08.02	EXPENSES	-	-
3.09	RESULT BEFORE TAXES AND PROFIT SHARING	436,341	249,385
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(40,956)	(90,451)
3.11	DEFERRED INCOME TAX	(110,685)	8,997
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	1,007
3.12.01	INTEREST	0	1,007
3.12.01.01	SHAREHOLDERS EQUITY VARIATION OF SUBSIDIARY NON CAUSED BY PROFIT	0	1,007
3.12.02	CONTRIBUTIONS	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDER’S EQUITY	24,819	10,107
3.14	MINORITY INTEREST	(50,202)	(29,943)
3.15	PROFIT/LOSS FOR THE PERIOD	259,317	149,102
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	36,877	36,207
	EARNINGS PER SHARE	7.03194	4.11804
	LOSS PER SHARE	-	-

09.01 – CONSOLIDATED STATEMENTS OF CASH FLOWS  INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 01/01/2008 to 12/31/2008	4 -01/01/2007 to 12/31/2007
4.01	NET CASH FLOW FROM OPERATING ACTIVITIES	571,594	460,287
4.01.01	CASH FLOW FROM OPERATING ACTIVITIES	1,103,655	440,920
4.01.01.01	NET INCOME	259,317	149,102
4.01.01.02	RESULT OF INTEREST CORPORATE	50,202	29,943
4.01.01.03	DEPRECIATION AND AMORTIZATION	254,193	211,492
4.01.01.04	PROVISION FOR LOSS ON INVESTMENT	60	-
4.01.01.05	RESIDUAL COST OF FIXED ASSETS DISPOSALS	568	1,453
4.01.01.06	PROVISIONS (REVERSALS) FOR LOSSES ON INVENTORIES	(3,299)	4,801
4.01.01.07	WRITE OFF IN INVENTORIES	1,291	524
4.01.01.08	LOSS(GAIN) IN FORWARD, SWAP AND OPTION	(24,687)	43,366
4.01.01.09	PROVISION FOR TAXES	87,360	-
4.01.01.10	PROVISION FOR DISPOSAL OF ASSETS	1,049	-
4.01.01.12	LOSS(GAIN) ON LOANS, FINANCING AND DEBENTURES	46,546	(29,315)
4.01.01.13	MONETARY VARIATION	9,636	(4,691)
4.01.01.14	ALLOWANCE FOR DOUBTFUL ACCOUNTS	27,175	24,757
4.01.01.15	PROVISION (REVERSALS) FOR CONTINGENCIES	21,906	11,966
4.01.01.16	PROVISION FIDELITY PROGRAM	6,095	6,136
4.01.01.17	DEFERRED INCOME TAXES	110,685	(8,997)
4.01.01.18	ADHESION AGREEMENT OF ICMS	251,624	-
4.01.01.19	PLANS FOR POST-EMPLOYMENT BENEFITS	3,934	393
4.01.02	CHANGES IN ASSETS AND LIABILITIES	(532,061)	19,367
4.01.02.01	TRADE ACCOUNTS RECEIVABLE	(92,494)	(8,871)
4.01.02.02	INVENTORIES	(32,008)	(24,032)
4.01.02.03	DEFERRED AND RECOVERABLE TAXES	26,453	(76,430)
4.01.02.04	OTHER CURRENT AND NONCURRENT ASSETS	(24,344)	1,188
4.01.02.05	PAYROLL AND RELATED ACCRUALS	(10,485)	9,547
4.01.02.06	TRADE ACCOUNTS PAYABLE	10,091	83,865
4.01.02.07	INTEREST ON LOANS, FINANCING AND DEBENTURES	15,866	14,787
4.01.02.08	TAXES PAYABLE	(389,731)	14,033
4.01.02.09	REVERSE FOR CONTINGENCIES	(14,706)	(14,008)
4.01.02.10	OTHER CURRENT AND NONCURRENT LIABILITIES	(20,703)	19,288
4.01.03	OTHER	-	-
4.02	NET CASH FLOW FROM INVESTING ACTIVITIES	(342,839)	(299,661)
4.02.01	ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE	(343,617)	(300,094)
4.02.04	RESOURCES FROM THE DISPOSAL OF FIXED ASSETS	778	433
4.03	NET CASH FLOW FROM FINANCING ACTIVITIES	(10,593)	42,173
4.03.01	LOANS, FINANCING AND DEBENTURES FUNDING	49,290	6,210
4.03.02	INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS PAID	(46,539)	(33,469)
4.03.03	INTEREST PAYMENTS ON LOANS, FINANCING AND DEBENTURES	(13,344)	(16,015)
4.03.06	CASH RECEIVED RELATING TO REVERSE STOCK SPLIT	-	85,447

09.01 – CONSOLIDATED STATEMENTS OF CASH FLOWS  INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 01/01/2008 to 12/31/2008	4 -01/01/2007 to 12/31/2007
4.05	INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS	218,162	202,799
4.05.01	OPENING BALANCE OF CASH AND EQUIVALENTS	730,572	527,773
4.05.02	CLOSING BALANCE OF CASH AND EQUIVALENTS	948,734	730,572

10.01 – CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2008 TO 12/31/2008(IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3-CAPITAL	4-CAPITAL RESERVES	5-REVALUATION RESERVE	6-INCOME RESERVES	7-RETAINED EARNINGS ACCUMULATED EARNINGS	8-ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	515,000	75,106	-	62,328	568,887	‘	1,221,321
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	-	-	-
5.03	ADJUSTED BALANCE	515,000	75,106	-	62,328	568,887	-	1,221,321
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	261,041	-	261,041
5.05	DESTINATIONS	-	-	-	13,052	(261,041)	-	(247,989)
5.05.01	DIVIDENDS	-	-	-	-	(234,382)	-	(234,382)
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	(13,607)	-	(13,607)
5.05.03	OTHER DESTINATIONS	-	-	-	13,052	(13,052)	-	-
5.05.03.01	LEGAL RESERVE	-	-	-	13,052	(13,052)	-	-
5.08	INCREASE/DECREASE CAPITAL	85,464	22,958	-	(6,197)	(56,303)	-	45,922
5.08.01	INCREASE CAPITAL	62,500	45,922	-	(6,197)	(56,303)	-	45,922
5.08.02	CAPITAL INCREASE WITH SPECIAL GOODWILL RESERVE	22,964	(22,964)	-	-	-	-	-
5.12	OTHER	-	509,450	-	516,370	(512,584)	-	513,236
5.12.02	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	3,470	-	3,470
5.12.03	TRANSFER TO RESERVE FOR EXPANSION	-	-	-	516,370	(516,370)	-	-
5.12.04	CORPORATE RESTRUCTURING	-	509,450	-	-	316	-	509,766
5.13	FINAL BALANCE	600,464	607,514	-	585,553	-	-	1,793,531

10.02 – CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007(IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3-CAPITAL	4-CAPITAL RESERVES	5-REVALUATION RESERVE	6-INCOME RESERVES	7-RETAINED EARNINGS ACCUMULATED EARNINGS	8-ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	456,350	99,102	-	102,766	459,978	-	1,118,196
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	(9,194)	-	(9,194)
5.02.01	ADJUSTMENT OF THE LAW 11,638/07	-	-	-	-	(9,194)	-	(9,194)
5.03	ADJUSTED BALANCE	456,350	99,102	-	102,766	450,784	-	1,109,002
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	149,102	-	149,102
5.05	DESTINATIONS	-	-	-	7,421	(45,969)	-	(38,548)
5.05.01	DIVIDENDS	-	-	-	-	(38,548)	-	(38,548)
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.05.03	OTHER DESTINATIONS	-	-	-	7,421	(7,421)	-	-
5.05.03.01	LEGAL RESERVE	-	-	-	7,421	(7,421)	-	-
5.06	REALIZATION OF INCOME RESERVE	-	-	-	(13,205)	13,205	-	-
5.08	INCREASE/DECREASE CAPITAL	58,650	(23,996)	-	(34,654)	-	-	-
5.08.01	INCREASE CAPITAL	58,650	(23,996)	-	(34,654)	-	-	-
5.12	OTHER	-	-	-	-	1,765	-	1,765
5.12.01	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	1,765	-	1,765
5.13	FINAL BALANCE	515,000	75,106	-	62,328	568,887	-	1,221,321

11.01 – CONSOLIDATED STATEMENTS OF VALUE ADDED (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 01/01/2008 to 12/31/2008	4 -01/01/2007 to 12/31/2007
6.01	INCOME	2,232,457	1,720,113
6.01.01	SERVICE AND GOODS SALE	1,934,608	1,668,245
6.01.02	OTHER INCOME	325,024	76,615
6.01.04	ALLOWANCE FOR DOUBTFUL ACCOUNTS, NET	(27,175)	(24,747)
6.02	INPUTS PURCHASED FROM THIRD PARTIES	(943,500)	(714,494)
6.02.01	COST OF GOODS SOLD	(276,964)	(164,837)
6.02.02	MATERIALS, ENERGY, THIRD SERVICES AND OTHER	(332,851)	(275,572)
6.02.03	LOSS/RECOVERY OF ASSETS VALUES	1,948	(5,326)
6.02.04	OTHERS	(335,633)	(268,759)
6.03	GROSS VALUE ADDED	1,288,957	1,005,619
6.04	RETANING	(254,193)	(211,492)
6.04.01	DEPRECIATION AND AMORTIZATION	(254,193)	(211,492)
6.05	NET VALUE ADDED PRODUCED	1,034,764	794,127
6.06	VALUE ADDED RECEIVED AS A TRANSFER	123,895	81,939
6.06.01	RESULT OF EQUITY PICK-UP	-	-
6.06.02	FINANCIAL INCOME	123,895	81,939
6.06.03	OTHER	-	-
6.07	TOTAL VALUE ADDED TO BE DISTRIBUTED	1,158,659	876,066
6.08	DISTRIBUTION OF VALUE ADDED	1,158,659	876,066
6.08.01	PAYROLL AND RELATED ACCRUALS	116,270	117,820
6.08.01.01	DIRECT REMUNARATION	53,688	46,077
6.08.01.02	BENEFITS	57,557	66,053
6.08.01.03	F.G.T.S	5,025	5,690
6.08.01.04	OTHER	-	-
6.08.02	TAXES	575,513	448,787
6.08.02.01	FEDERAL	318,885	231,086
6.08.02.02	STATE	254,648	216,007
6.08.02.03	MUNICIPAL	1,980	1,694
6.08.03	REMUNERATION OF THIRD CAPITAL	157,357	131,421
6.08.03.01	INTEREST	-	-
6.08.03.02	RENTALS	102,777	90,722
6.08.03.03	OTHER	54,580	40,699
6.08.03.03.01	FINANCIAL EXPENSES, MONETARY AND EXCHANGE RATE CHANGES	54,580	40,699
6.08.04	REMUNERATION OF PROPER CAPITAL	309,519	178,038
6.08.04.01	INTEREST ON SHAREHOLDERS’ EQUITY	13,607	-
6.08.04.02	DIVIDENDS	234,382	38,548
6.08.04.03	RETAINED EARNINGS/LOSS	11,328	109,547
6.08.04.04	PARTICIPATION OF NON-AFFILIATED COMPANY IN RETAINED EARNINGS	50,202	29,943
6.08.05	OTHER	-	-

TELEMIG CELULAR PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2008 AND 2007
(in millions of Brazilian Reais, except as otherwise mentioned)

1. OPERATIONS

a. Equity Control

Telemig Celular Participações S.A. (“Company”) is a publicly-held company which, at December 31, 2008, is controlled by Vivo Participações S.A. (“Vivo Participações” or “controlling company”), which holds 58.90% of its total capital stock.

The Company is the controlling shareholder of Telemig Celular S.A. (“controlled company” or “Telemig Celular”), which together with Vivo Participações hold 90.64% of the total capital stock at December 31, 2008.

b. Authorizations and Frequencies

The controlled company’s business, including the services it is authorized to provide, are regulated by the National Telecommunications Agency (“ANATEL”), the telecommunication services regulatory agency, in accordance with Law no. 9472, dated July 16, 1997, and respective regulations, decrees, decisions and complementary plans.

The authorizations granted by the ANATEL may be renewed just once, for a 15-year period, against payment at every two years after the first renewal of rates equivalent to two percent (2%) of its revenues for the year prior to that of the payment, net of taxes and mandatory social contributions, and related to the application of the Basic and Alternative Service Plans.

The authorizations that were granted to the controlled company, pursuant to its areas of operation, are described in note 17.

c. Corporate Events occurring in 2008

c.1) Transfer of Share Control

On April 3, 2008, the equity control of the Company (and, indirectly, of Telemig Celular) was transferred to Vivo Participações, under the terms of the Stock Purchase and Sale Agreement entered into between Vivo Participações and Telpart Participações S.A (“Telpart”), the conditions set forth therein having been met and the purchase price having been paid.

The price paid on April 3, 2008 for the 7,258,108 common shares and 969,932 preferred shares of the Company, already added by the remuneration provided for in the Purchase and Sale Agreement entered into with Telpart, was R$1,162,594, equivalent to the amount of approximately R$151.17 per common share and R$67.43 per preferred share of the Company. The prices paid for the common shares of the Company result in the amount of approximately R$2,625.04 per common share of the controlled company. On this date, 53.90% of the voting capital and 22.73% of the total capital of the Company were transferred to Vivo Participações.

Additionally, Vivo Participações acquired Telpart’s rights to subscription of shares to be issued by the Company, which rights are provided for in CVM Instruction No. 319/99, for the value already restated under the terms of the Purchase and Sale Agreement entered into with Telpart, of R$70,511.

On August 26, 2008, Vivo Participações increased the capital stock of its wholly-owned subsidiary, TCO IP (“TCO IP”), in the amount of R$2,054,065, of which R$1,149,832 is the book value of all the 7,258,108 common shares and 969,932 preferred shares held by the Company, corresponding to 22.73% of the total capital. As from that date, TCO IP became the controlling shareholder of the Company.

c.2) Voluntary Public Offering ( “VPO”)

c.2.1) Voluntary Public Offering

As approved by the Board of Directors of the Company, on August 2, 2007, and upon completion of the acquisition of the equity control of the Company (and, indirectly, of its controlled company), Vivo Participações, through its subsidiary TCO IP ( “Issuer”), launched a Voluntary Public Offering (“VPO”) on April 8, 2008, in Brazil, for the purchase of up to 1/3 of the outstanding preferred shares of the Company and of its controlled company. As far as it concerns the Company, the Voluntary VPO was extended to the holders of the preferred shares underlying the American Depositary Shares (“ADSs”) (“Maximum Amount of Shares”). Each ADS of the Company represents two preferred shares.

The main terms and conditions of the VPO include the following: the price, which represented a premium of approximately 25% of the weighted average price of the Preferred Shares of the respective company in the last thirty (30) BOVESPA’s floor sessions prior to and including August 1, 2007, was (i) R$654.72 per preferred share of the controlled company, and (ii) R$63.90 per preferred share of the Company; (for reference purposes, the equivalent to approximately US$74.68 per ADS based on the average between the purchase and the sale price of the North-American Dollar of the PTAX 800 rate, as disclosed by the Brazilian Central Bank on April 04, 2008, of R$1.711/US$1.00).

With the completion of the VPO on May 12, 2008, TCO IP acquired 7,257,020 preferred shares of the Company, representing 20.04% of the total capital and 89,492 preferred shares of the controlled company, representing 3.77% of the total capital, for the amounts of R$ 463,724 and R$ 58,592, respectively.

On July 25, 2008, TCO IP acquired 3,929 preferred shares of Telemig Celular, representing 0.16% pf the total capital, for the amount of R$2,572.

On September 09 and 10, TCO IP acquired 4,000 preferred shares of Telemig Celular, representing 0.17% of the total capital, for the amount of R$2,619.

c.2.2 – Mandatory Public Offering

On July 15, Vivo Participações launched the Mandatory Public Offering for Disposal of Share Control for acquisition of the outstanding common shares, through its controlled company TCO IP, in continuance with the process for acquisition of Telemig Participações and of Telemig Celular.

With the completion of the Mandatory Public Offering on August 15, 2008, TCO IP acquired 5,803,171 common shares of Telemig Participações, representing 16.03% of the total capital and 78,107 common shares of Telemig Celular, representing 3.29% of the total capital, for the amounts of R$732,650 and R$171,239, respectively.

As a result of the transactions described above, at September 30, 2008 TCO IP became the owner of 13,061,279 common shares and 8,226,952 preferred shares, representing 58.80% of the total capital of the Company, and 78,107 common shares and 97,421 preferred shares, representing 7.39% of the total capital of Telemig Celular.

d.  Corporate Reorganization

At a meeting of the Board of Directors held on September 30, 2008 and for the purposes of CVM Instruction 358/02, a request for prior consent was approved and sent to ANATEL, referring to the corporate reorganization transaction concerning the merger of TCO IP into Telemig Participações and Telemig Celular.

On December 03, 2008, the Protocol and Instrument of Justification of the Total Spin-off of TCO IP for merger of the spun-off assets of TCO IP into Telemig Participações and Telemig Celular was entered into, in conformity with the provisions in articles 224, 225 and 229 of Law no. 6404/76 and CVM Instruction no. 319/99.

ANATEL, by Act no. 5118/08, dated December 10, 2008, published in the Federal Official Gazette – DOU on December 16, 2008, granted its consent for the corporate reorganization to be carried out.

At a General and Special Meeting of Shareholders, held on December 19, 2008, said Protocol and Instrument of Justification of the Total Spin-Off of TCO IP was approved. The net assets of TCO IP that were spun-off were appraised based on their book value at December 01, 2008 (“base date”), in accordance with accounting practices adopted in Brazil, and an Appraisal Report of the Stockholders’ Equity based on the Accounting Records was issued (“Appraisal Report”), having been prepared by an independent company, in conformity with article 229 of Law 6404/76.

The spun-off portion of the stockholders’ equity of TCO IP which was merged into Telemig Participações and Telemig Celular, pursuant to the Appraisal Report and in conformity with article 6 of CVM Instruction no. 319/99, is broken down as follows:

  R$1,324,339, of investments represented by the controlling shares of Telemig Participações and the shares acquired in the Voluntary and Mandatory Public Offerings (OPAs), including the premium paid in these acquisitions and the provision for maintenance of the stockholders’ equity integrity and other current assets (taxes recoverable and cash); and
  R$143,278, of investments represented by the Telemig Celular shares acquired in the Voluntary and Mandatory Public Offerings (OPAs), including the premium paid in these acquisitions and the provisions for maintenance of the stockholders’ equity integrity.

The merger of those portions of the stockholders’ equity of TCO IP concerning the own shares of Telemig Participações and Telemig Celular, held by TCO IP, including the premium generated in the acquisition of these shares and the respective provision for maintenance of the stockholders’ equity integrity, did not generate an increase of capital in the mergor companies. The amounts of premium and the respective provision were recorded in deferred assets accounts (income tax and social contribution) as a counter-entry to a special premium reserve in the stockholders’ equity for future capitalization, in conformity with article 7 of CVM Instruction no. 319/99.

The corporate reorganization did not result in any change to the share control of Telemig Participações and Telemig Celular, nor of the other shareholders, having been carried out in such manner as not to generate a negative impact on the future flows of dividends to the shareholders of Telemig Participações and Telemig Celular.

e. Agreement between Telefónica S.A. and Telecom Italy

In October 2007, TELCO S.p.A. (in which Telefónica S.A holds an interest of 42.3%), completed the acquisition of 23.6% of Telecom Italia. Telefónica S.A. has the shared control of Vivo Participações S.A., through its joint venture with Portugal Telecom. Telecom Italia holds an interest in TIM Participações S.A (TIM), which is a mobile telephone operator in Brazil. As a result of the acquisition of its interest in Telecom Italia, Telefónica S.A. does not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company and TIM are transactions in the regular course of business, which are regulated by the ANATEL.

2. BASIS FOR PREPARATION AND PRESENTATION OF QUARTERLY INFORMATION

2.a) Financial statements

The financial statements of the holding company and the consolidated financial statements are presented in millions of Brazilian reais (except as otherwise mentioned) and have been prepared based on the accounting practices adopted in Brazil, as well as on the rules issued by the Brazilian Securities and Exchange Commission (CVM), with due regard to the accounting standards set forth in the corporation law (Law no. 6404/76), which include the new provisions introduced, amended and revoked by Law no. 11.638, dated December 28, 2007 and by Provisional Measure no. 449, dated December 03, 2008, with further regard, also, to the rules applicable to telecommunication service concessionaires.

The authorization for conclusion of the preparation of these financial statements was given at the Meeting of the Board of Executive Officers held on January 29, 2009.

All balances of assets and liabilities, revenues and expenses arising out of transactions between the consolidated companies have been eliminated in the consolidated statements.

The conciliation between the holding company’s net profit (loss) and the consolidated net profit (loss) for the fiscal years ended on December 31, 2008 and 2007 is as follows:

12.31.08
Company net income	261,041
Unclaimed dividends and interest on shareholders' equity in subsidiaries	(1,724)
Consolidated net income	259,317

b) Amendments to the Corporation Law  – Law nº 11.638/07

In conformity with the provisions in CVM Resolution no. 565, dated December 17, 2008, which approved accounting statement CPC 13 – Initial Adoption of Law no. 11.638/07 and of Provisional Measure no. 449/08, and with a view to meet the requirements set forth in CVM Resolution no. 506/06, dated June 19, 2006, the Company has set the transition date for adoption of the new accounting practices as being December 31, 2006. The transition date is defined as the departing point for adoption of the changes to the accounting practices adopted in Brazil, and represents the base date as of which the Company and its controlled company prepare their initial balance sheets adjusted to these new accounting provisions of 2008.

Pursuant to CPC 13, companies are discharged from applying the provisions in NPC 12 and in CVM Resolution no. 506/06 – Accounting Practices, Changes to Accounting Estimates and Correction of Mistakes, in the initial adoption of Law no. 22.638/97 and of MP no. 449/08. This resolution requires that, in addition to discriminating the effects of the adoption of the new accounting practice in the retained earnings or losses account, the companies must state the opening balance sheet for account or group of accounts related to the previous period for purposes of comparison, as well as the other comparative figures presented, as if the new accounting practice had been always in use. However, the Company and its controlled company have elected not to adopt the exemption permitted in CPC 13; therefore, their financial statements for 2007 and 2008 have been presented in conformity with the same accounting practices and, thus, are comparable.

Said changes to the accounting practices which produced effects on the preparation or presentation of the financial statements for the fiscal year ended on December 31, 2008, of the initial balance sheet prepared for December 31, 2006 (not presented) and of the financial statements for the comparative fiscal year ended on December 31, 2007, have been measured and recorded by the Company and its controlled company based on the following accounting statements issued by the Accounting Statements Committee (CPC), and approved by the Brazilian Securities and Exchange Commission (CVM) and by the Federal Accounting Board (CFC):

  Conceptual Structure for Preparation and Presentation of the Financial Statements, approved by CVM Resolution nº 539, dated March 14, 2008;
  CPC 01 – Reduction of the Recoverable Value of the Assets, approved by CVM Resolution nº 527, dated November 01, 2007;
  CPC 02 – Effects on the Changes to the Exchange Rates and Conversion of Financial Statements, approved by CVM Resolution no. 534, dated January 29, 2008;
  CPC 03 – Statement of Cash Flows, approved by CVM Resolution nº 547, dated August 13, 2008;
  CPC 04 – Intangible Assets, approved by CVM Resolution nº 553, dated November 12, 2008;
  CPC 05 – Disclosure on Related Parties, approved by CVM Resolution nº 560, dated December 11, 2008;
  CPC 07 – Government Subsidies and Assistance, approved by CVM Resolution nº 555, dated November 12, 2008;
  CPC 08 – Transaction Costs and Premium on Issues of Securities, approved by CVM Resolution nº 556, dated November 11, 2008;
  CPC 09 – Statement of Value Added, approved by CVM Resolution nº 557, dated November 12, 2008;
  CPC 12 – Adjustment to Present Value, approved by CVM Resolution nº 564, dated December 17, 2008;
  CPC 13 – Initial Adoption of Law nº 11.638/07 and of Provisional Measure nº 449/08, approved by CVM Resolution nº 565, dated December 17, 2008;
  CPC 14 – Financial Instruments: Recognition, Measurement and Evidencing, approved by CVM Resolution nº 566, dated December 17, 2008.

The initial balance sheets of the Company and its controlled company, as of December 31, 2006 (transition date) have been prepared taking into consideration the required exceptions and some of the elective exemptions, as permitted in accounting statement CPC 13, as follows:

a) Exemption on the presentation of comparative financial statements:

The financial statements of 2008 and of 2007 have been prepared in accordance with the accounting basis effective in 2008. The election provided for in CPC 13 of not adjusting the 2007 financial statements to the 2008 accounting standards has not been adopted by the Company and its controlled company.

b) Exemption on the classification of financial instruments at their original date of registration:

Although CPC 14 determines that the classification of financial instruments must be effected at their original date of registration, for purposes of first adoption, CPC 13 has allowed them to be classified at the transition date, which option was elected by the Company and its controlled company.

c) Exemption on keeping balances recorded in the deferred assets until their realization:

As required in CPC 13, the controlled company reviewed the items of the deferred assets, and has written off the amounts which did were not typified as pre-operating expenses and could not be reclassified to other groups of the balance sheet.

d) Exemption on the considerations of calculation of the adjustment to present value:

The Company has calculated the adjustment to present value based on an overall calculation of the outstanding balances for each group of monetary assets and liabilities accounts, as well as applied the discount rates based on the market premises available at the transition date. The items which make up each of the groups of accounts were adjusted to present value.

e) Exemption for presentation of the statements of cash flow and of value added without indication of the figures corresponding to the previous fiscal year:

With the purpose of allowing comparison, the Company and its controlled company have elected to conform the figures in the cash flow and value added statements related to the fiscal year ended on December 31, 2007 to the provisions on preparation and presentation contained in CPC 03 and CPC 09, respectively. The Company has also elected not to present any more the statements of changes in financial position for the fiscal years ended as from January 01, 2008.

f) Neutrality for tax purposes of the initial application of Law nº 11.638/07 and of MP nº 449/08:

The Company and its controlled company have elected the Transition Taxation System (RTT) instituted by Provisional Measure no. 449/08, under the terms of which the calculation of income tax (IRPJ), social contribution on net income (CSLL), contribution to PIS and contribution to social security financing (COFINS), for the two-year period of 2008-2009, has continued to be determined in conformity with the accounting methods and criteria defined in Law no. 6404, dated December 15, 1976, in effect at December 31, 2007. Accordingly, the deferred income tax and social contribution, which are calculated on the basis of the adjustments resulting from the adoption of the new accounting practices set forth in Law no. 11.638/07 and in MP no. 449/08, were recorded in the financial statements of the Company and of its controlled company, as applicable, in conformity with CVM Instruction no. 371. The Company and its controlled company shall state the referred election in the 2009 Statement of Economic-Tax Information for Corporate Entities (DIPJ) (Corporate Income Tax Return).

g) Exception for application of the first periodic evaluation of the useful-economic life of the property, plant & equipment items:

Until December 31, 2009, the Company and its controlled company will revaluate their estimates of useful-economic life of their property, plant & equipment items, as used for determination of their depreciation rates. Eventual changes in the estimates of useful-economic life of the assets resulting from said revaluation, if material, will be treated as a change to accounting estimates to be recognized on a prospective basis.

2.c) Effect of the adjustments of Law nº 11.638/07 and of MP nº 449/08

In compliance with the disclosure requirements as to initial adoption of the new accounting practices, the Company is presenting, in the tables below, for comparison purposes, a brief description and the amounts corresponding to the impacts generated on the consolidated balance sheet for fiscal year 2008, on the stockholders’ equity and on the consolidated income statement and holding company’s income statement, for fiscal year 2008, referring to the changes introduced by Law 11.638/07 and by Provisional Measure no. 449/08. The effects of the application of such Law and Provisional Measure on the balance sheet as of December 31, 2007 are presented on note 36. The effects on the balance sheet as of December 31, 2008 are already reflected in the presentation of the financial statements.

Shareholders’ Equity

		Year ended December 31
	Brief description of the adjustment	Company			Consolidated
		2008	2007	2006	2008	2007	2006
Net equity before the amendments introduced by Law No. 11,638/07 and MP No 449/08		1,758,061	1,229,819	1,118,196	1,745,277	1,229,819	1,118,196
Deferred Asset	(1)	-	-	-	-	(12,784)	(8,786)
Fair value of derivative contracts	(2)	-	-	-	283	(405)	(5,130)
Present value of monetary assets	(3)	-	-	-	(6,522)	(2,277)	(2,817)
Income tax and social contribution on the total adjustments	(7)	-	-	-	6,468	5,258	5,689
Effect of minority interests	(6)	-	-	-	2,103	1,710	1,850
Equity pick-up on the adjustment of Law No. 11,638/07 and MP No 449/08	(8)	(10,452)	(8,498)	(9,194)	-	-	-

Net effects resulting from full implementation of Law No. 11,638/07 and 449/08 MP	(9)	(10,452)	(8,498)	(9,194)	2,332	(8,498)	(9,194)

Net equity with the full implementation of Law No. 11638/07 and MP No 449/08		1,747,609	1,221,321	1,109,002	1,747,609	1,221,321	1,109,002

Income Statement

		Year ended December 31
		Company		Consolidated
	Brief description of the adjustment	2008	2007	2008	2007
Net income before the amendments introduced by Law No. 11,638/07 and MP No 449/08		262,995	148,406	261,272	148,406
Write-off deferred assets	(4)	-	-	-	(3,998)
Income (expense) from financial:
Fair value of derivative contracts	(5)	-	-	688	4,725
Present value of monetary assets	(5)	-	-	(4,245)	540
Income tax and social contribution on the total adjustments	(7)	-	-	1,209	(431)
Effect of minority interests	(6)	-	-	393	(140)
Equity pick-up on the adjustment of Law No. 11,638/07 and MP No 449/08	(8)	(1,954)	696	-	-
Net effects resulting from full implementation of Law No. 11,638/07 and 449/08 MP	(9)	(1,954)	696	(1,955)	696

Net income with the full application of Law No. 11,638/07 and MP No 449/08		261,041	149,102	259,317	149,102
  Retirement of deferred assets referring to amounts not typified as pre-operating expenses and which may not be reclassified to other groups of the balance sheet, pursuant to the provisions in CVM Resolution 527/08, which approved CPC 14;

  Adjustments to market value of the derivative transactions, pursuant to the provisions in CVM Resolution no. 566/08, which approved CPC 14;

  This includes adjustments to present value of ICMS (CIAP) on acquisitions of assets, using the Long Term Interest Rate (“TJLP”) and the deferred income tax (25%) and social contribution (9%) recorded;

  Expenses referring to the retirement of Deferred Assets (item 1);

  Financial income (expense) resulting from the adjustments to market value of the derivative transactions (item 2), present value of ICMS (item 3) and of the 3G license;

  Effect of minority interest on the net result of all the adjustments;

  Income tax (25%) and social contribution (9%), applied to all the above described adjustments;

  Equity accounting resulting from the adjustments in the controlled company;

  Net result of all the above described adjustments.

Additionally, on account of the elimination of the “Non-operating income”, in conformity with Provisional Measure no. 449/08, the Company and its controlled company have reclassified expenses in the amounts of R$416 and R$2,259 in the consolidated financial statements for fiscal years ended on December 31, 2008 and 2007 in “Other operating revenue (expenses), net”, as well as the disclosure thereof in an explanatory note.

2.d) Alignment of accounting practices and criteria to the holding company’s accounting practices and criteria

Some item lines in the balance sheet and in the income statement for the fiscal year ended on December 31, 2007 were reclassified in order to allow comparison with the new holding company’s information. Accordingly and, in order to make understand easier, consolidated assets, liabilities and income statement are presented in note 36, with the due explanations for their reclassification.

Additionally, some accounting practices and criteria were also changed for purpose of compliance with the practices adopted by the holding company, as follows:

  Fistel Fee (TFI): The amount of the fee for the Telecommunications Inspection Fund – FISTEL paid upon activation of new customers, which are monthly generated along the year, is deferred for amortization during the estimated period of customer loyalty, equivalent to 24 months (note 7).
  Provision for sale of assets: The costs estimated to be incurred in disassembling towers and equipment at leased properties are capitalized as a counter-entry to the provision for sale of assets and depreciated along the useful life of the equipment, which is not longer than the lease term. (note 17).
  Recognition of revenue from sales of handsets and accessories to dealers: The revenues from sales of handsets and accessories made by dealers are recognized as revenue upon the activation of the handset.

The Management evaluated the effects related to prior periods, in connection with the above mentioned practices, and deemed them to be immaterial for retrospective disclosure.

3. SUMMARY OF ACCOUNTING PRACTICES

a) Income calculation

Sales revenue is stated at the gross value, that is, including taxes, discounts and refunds (in case of sale of goods) assessed on them, which are presented as revenue reduction accounts. The operating income is calculated on an accrual basis for the fiscal year:

a.1 Recognition of revenues from telecommunication services

The services revenue is recognized to the extent the services are rendered, the total sales being monthly calculated. The non-invoiced revenue is calculated and recognized when the services are rendered. Revenues referring to credits for recharge of prepaid cellular phones, as well as the respective taxes due, are deferred and recognized in the income to the extent the services are actually rendered.

a.2 Recognition of the revenues and costs of sales of goods

The revenues and costs of sales of goods and accessories effected at the owned stores are recognized at the time of the sale to the end user. The revenues and costs of sales of goods effected through dealers are recognized at the time the handset is activated.

a.3 Financial income and expenses

These represent interest and monetary and exchange variations arising out of financial investments, derivative transactions, loans, financing, debentures, adjustments to present value of transactions which generate monetary assets and liabilities and other financial transactions.

b) Functional and financial statements presentation currency

The functional currency of the Company and its controlled company is Real.

c) Transactions denominated in foreign currency

Monetary assets and liabilities denominated in foreign currency are converted into the functional currency (Real) using the exchange rate (Ptax) in effect as of the date of the financial statements, which at December 31, 2008 is as follows: US$1.00 = R$2.3370, and at December 31, 2007: US$1.00 = R$1.7713. The gains and losses resulting from the updating of these assets and liabilities between the exchange rate in effect at the transaction date and at the end of the fiscal years are recognized as financial income or expenses in the income statement.

d)  Financial instruments

The financial instruments are recognized only as from the date the Company and its controlled company become party to the contractual provisions of the financial statements. Where recognized, they are initially recorded at their fair value added by the transaction costs which are directly ascribable to their acquisition or issuance, except in case of financial assets and liabilities classified in the category at the fair value in the income statement, where such costs are directly posted to the income of the fiscal year. Their subsequent measurement occurs at each balance sheet date in accordance with the rules provided for each type of classification of financial assets and liabilities.

d.1) Financial assets: The main financial assets recognized by the Company and its controlled company are: cash and cash equivalents, financial investments, securities, unrealized gains on derivative transactions and trade accounts receivable. They are classified into the categories below in accordance with the purpose for which they have been acquired or issued:

(i) Financial assets measured at the fair value in the income statement: they include financial assets held for trading and assets designated at the initial recognition at the fair value in the income statement. They are classified as being held for trading if originated with the purpose of sale or repurchase at short tem. Derivatives are also classified as being held for trading, except those designated as hedge instruments. At each balance sheet date they are measured at their fair value. The interests, monetary indexation, exchange variation and variations arising out of the evaluation at the fair value are recognized in the income statement when incurred, in “financial income or expenses”.

(ii) Loans (granted) and receivables: non-derivative financial assets with fixed or determinable payments, however not listed on an active market. After the initial recognition they are measured at the cost amortized by the actual interest rate method. The interests, the monetary updating at the exchange variation, less losses of the recoverable value, as applicable, are recognized in the income statement when incurred, in “financial income or expenses”.

(iii) Investments held until the maturity date: non-derivative financial assets with fixed or determinable payments with defined maturity dates for which the Company and its controlled company have a positive intention and ability to hold until the maturity date. After the initial recognition they are measured at the cost amortized by the actual interest rate method. This method uses a discount rate which, when applied to estimated future receipts, along the expected effective term of the financial instrument, results in the net book value. The interests, the monetary updating, the exchange variation, less losses of the recoverable value, as applicable, are recognized in the income statement when incurred, in “financial income or expenses”.

(iv) Available for sale: Financial assets which do not fall within categories (i) to (iii) above. As of the date of each balance sheet they are measured at their fair value. Interests, monetary adjustment and exchange variation, as applicable, are recognized in the income statement when incurred, and variations arising out of the difference between the value of the investment updated by the contractual conditions and the evaluation of the fair value are recognized in the shareholders’ equity in the adjustments to shareholders’ equity account, as long as the asset has not yet been realized, being reclassified to the income statement after their realization, net of tax effects.

d.2) Financial liabilities: The main financial liabilities recognized by the Company and its controlled company are: accounts payable to suppliers, unrealized losses in transactions with derivatives, loans, financing and debentures. They are broken down into the following categories, according to the nature of the financial instruments contracted or issued:

(i) Financial liabilities measured at the fair value in the income statement: they include financial liabilities usually traded before the maturity date, liabilities designated in the initial recognition at the fair value in the income statement and derivatives, except those designated as hedge instruments.  At each balance sheet date they are measured at their fair value. The interests, monetary indexation, exchange variation and variations arising out of the evaluation at the fair value, as applicable, are recognized in the income statement to the extent they are incurred, in the item “financial income or expenses”.

(ii) Financial liabilities not measured at the fair value: non-derivative financial liabilities which are not usually traded before the maturity date. After the initial recognition they are measured at the cost amortized in accordance with the actual interest rate method. Interests, monetary adjustment and exchange variation, as applicable, are recognized in the income statement to the extent they are incurred, in the item “financial income or expenses”.

d.3) Market value: the market value of the financial instruments actively traded in organized over-the-counter markets is determined based on the market values prevailing at the balance sheet date. In the absence of an active market, the market value is determined by means of appraisal techniques. These techniques include the use of recent market transactions between independent parties, reference to the market value of similar financial instruments, analysis of discounted cash flows or other evaluation models.

d.4) Hedge transactions: the derivative financial instruments used for protection against risk exposure or to change the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in foreign transactions, and which: (i) are highly related as far as it refers to changes in their market value in relation to the market value of the hedged item, both in the beginning and along the contract life (effectiveness from 80% to 125%); (ii) have a documentary identification of the transaction, of the hedged risk, of the risk management process and of the methodology used for evaluation of effectiveness; and (iii) are deemed effective in the reduction of the risk associated to the exposure to be hedged, are classified and accounted for as hedge transactions in accordance with their nature:

For companies having transactions with derivatives, Technical Accounting Statement no. 14 of the CPC allows the application of hedge accounting methodology. At December 31, 2008 and 2007, the Company elected not to apply such methodology.

e) Cash and cash equivalents

These include cash, positive balances of bank accounts, financial investments redeemable within 90 days from the balance sheet dates and with non-material risk of change in their market value. Most of the financial investments included in the cash equivalents are classified as “financial assets measured at the fair value in the income statement”.

f) Accounts receivable, net

The invoiced amounts are evaluated according to the tariff value as of the date the service is rendered. They also include services rendered to customers which have not yet been invoiced until the balance sheet date, as well as accounts receivable related to sales of cellular handsets and accessories. A provision was booked in an amount deemed by the Management to be sufficient for the doubtfully recoverable credits. Information referring to breaking down the accounts receivable into outstanding and overdue amount, in addition to changes in the provision for bad debtors, are stated in note 5.

g) Inventories

These are represented by the cellular handsets and accessories evaluated at the average acquisition cost. A provision was booked for handsets deemed to be obsolete or the amounts of which exceed those usually marketed by the subsidiaries in a reasonable period of time.

h) Prepaid expenses

These are stated at the values actually disbursed and not yet incurred. Prepaid expenses are allocated to the income to the extent the corresponding services are rendered and the economic benefits are earned.

i) Investments

Investments in subsidiaries are evaluated by the equity result method.

j) Property, plant & equipment

These are stated at the acquisition, formation or building cost, added by interests and other financial charges incurred during the construction or development of projects. The depreciation of the properties is calculated by the straight line method at the rates mentioned in note 11 and takes into consideration the estimated useful life of the properties. The capitalized financial charges are depreciated pursuant to the same criteria and useful life determined for the property, plant & equipment item to which they were incorporated. No capitalization of interests and charges occurred for fiscal years 2008 and 2007. The property, plant & equipment are net of credits for PIS/COFINS and ICMS and the counter-entry are recorded as taxes do be deducted.

Expenses incurred with maintenance and repairs representing improvement, increase of capacity or of useful life are capitalized, while other expenses are recorded in the income for the year. Estimated costs to be incurred in disassembling towers and equipment in leased real properties are capitalized as a counter-entry to the provision for removal of assets from the property, plant & equipment (note 19) and depreciated throughout the useful life of the equipment, which doest not exceed the lease term.

k) Intangible assets

Intangible assets separately acquired are measured in the initial recognition at the acquisition cost and, further, are deducted from the accumulated amortization and losses of the recoverable value, as applicable. They also include the goodwill values of owned stores, which are amortized for the duration of the contracts.

l) Provision for recovery of assets

The Management annually reviews the net book value of the assets with the purpose of evaluating events or changes in the economic, operating or technological circumstances which may indicate deterioration or loss of their recoverable value. When such evidence is identified, and the net book value exceeds the recoverable value, a provision is booked for deterioration by adjustment of the net book value to the recoverable value.

m) Interest on own capital

Brazilian companies are permitted to pay interest on the own capital, which is similar to the payment of dividends, however being deductible for purposes of income tax calculation. The Company and its controlled company decided to pay interest to its shareholders, in relation to fiscal year ended on December 31, 2008 (note 19) and booked a provision for the amount due, having directly debited the shareholders’ equity account. The distribution of interest on the own capital to the shareholders is subject to withholding income tax at the rate of 15%.

n) Other assets and liabilities

An asset is recognized in the balance sheet when it is probable that its future economic benefits will be generated in favor of the controlled company if the cost or value thereof is possible to be safely measured.

Other assets include subsidies granted in the sales of terminals to the accredited agents, which subsidies are deferred and are recognized in the income as these terminals are enabled, limited to a maximum term of 90 days. They also include balances receivable from commercial agreements which arise out of current transactions between the controlled company and its suppliers, having as main references the volume of purchases and the shared marketing campaigns.

A liability is recognized in the balance sheet when the Company and its controlled company have a legal obligation or an obligation arising out of a past event, it being probable that an economic resource may be required for settling the same. Provisions are booked on the basis of the best estimates of the risk involved.

The controlled company is a sponsor of post-employment benefit and medical assistance plans and of other post-employment benefits plans for its employees (note 30). The controlled company’s contributions to these plans are determined on an actuarial system and recorded on an accrual basis.

The benefit plans are actuarially evaluated at the end of each fiscal year in order to check whether the contribution rates are sufficient for making up reserves necessary for the current and future commitments. Actuarial gains and losses are recognized on an accrual basis.

Assets and liabilities are classified as current when their realization or settlement is probable to occur within the next twelve months. Otherwise, they are stated as non-current.

o) Taxes, duties and contributions

Sales and service revenues are subject to taxation by the Tax on Circulation of Merchandise and Services – ICMS, Tax on Services – ISS at the applicable rates in each region where the company operates and taxation by the Social Integration Program – PIS and Contribution for Social Security Financing – COFINS on a cumulative basis for revenues earned from telecommunication services, at the rates of 0.65% and 3.00%, respectively. For the other revenues earned by the Company and its controlled company, including revenue from resale of goods, on a non-cumulative basis, at the rates of 1.65% and 7.60% for PIS and COFINS, respectively.

The credits arising out of non-cumulativeness of PIS and COFINS are stated as a deduction to the cost of goods sold in the income statement.

Advances or amounts to be deducted are stated in the current or non-current assets, according to their estimated realization.

Profit taxation includes income tax and social contribution, which are calculated based on the taxable profit (adjusted profit), at the rates applicable pursuant to the laws in effect: 15%, added by 10% on the excess of R$240 annually for income tax and 9% for social contribution. Therefore, additions to the accounting profit of expenses, temporarily not deductive, or exclusions of revenues, temporarily not taxable, considered for calculation of the current taxable profit generate deferred tax credits or debits.

The deferred income tax and social contribution were measured as from the temporary differences, by applying the applicable rates of the mentioned taxes, pursuant to the provisions in Resolution CVM no. 273, dated August 20, 1998 and CVM Instruction no. 371, dated June 27, 2002, and take into consideration the expected generation of future taxable profits, as substantiated in a technical feasibility study.

p) Adjustment to present value of assets and liabilities

Long term monetary assets and liabilities are adjusted to their present value and short term monetary assets and liabilities when the effect thereof is deemed material in relation to the financial statements as a whole. The adjustment to present value is calculated taking into consideration the contractual cash flows and the explicit interest rate and, in certain cases, the implicit rate, of the respective assets and liabilities. Therefore, the interest included in the revenues, expenses and costs associated to these assets and liabilities is discounted with the purpose of recognizing them on an accrual basis. Subsequently, these interests are realocated to the financial expenses and revenues in the income statement by adoption of the actual interest rate method in relation to the contractual cash flows. The implicit interest rates applied were determined based on premises and are deemed as accounting estimates.

q) Accounting estimates

These are used for measurement and recognition of certain assets and liabilities of the financial statements of the Company and of its controlled company. The determination of these estimates has taken into consideration experiences of past and current events, presuppositions related to future events, and other objective and subjective factors. Material items subject to estimates include: selection of useful life of property, plant & equipment and intangible assets; provision for doubtful debtors; provision for losses in inventories; provision for losses in investments; analysis of recovery of property, plant & equipment items and intangible assets; deferred income tax and social contribution; rates and terms applied to the determination of the adjustment to present value of certain assets and liabilities; provision for contingencies, provision for removal of assets from property, plant & equipment, provision for the loyalty program and actuarial liabilities; measurement of the fair value of financial instruments; considerations as for recognition and measurement of development costs capitalized as intangible assets; estimates for disclosure of the table of analysis of sensitivity of the derivative financial instruments in conformity with CVM Instruction no. 475/08. The settlement of the transactions involving these estimates may result in amounts materially divergent from those recorded in the financial statements due to inaccuracy inherent to their determination. The Company and its controlled company review their estimates and premises at least quarterly.

r) Statements of cash flows and value added

Statements of cash flow have been prepared and are presented in accordance with CVM Resolution no. 547, dated August 13, 2008, which approved CPC 03 – Statement of Cash Flows, issued by the CPC.

The statements of cash flow reflect the changes in cash which occurred in the fiscal years being presented using the indirect method. The terms used in the statements of cash flow are as follows:

  Operating activities: these refer to the main revenues of the Company and its controlled company and other than investment and financing activities:
  Investment activities: these refer to acquisition and disposal of long term assets and other investments not included in the operating and financing activities; and
  Financing activities: these refer to activities resulting in changes to the breakdown of equity and loans.

The statements of value added have been prepared and presented in accordance with CVM Resolution no. 557, dated November 12, 2008, which approved the CPC 09 – Statement of Value Added, issued by the CPC.

s) Fistel fee

The value of the Telecommunications Inspection Fund – FISTEL fee paid on the activation of new customers, monthly generated along the year, is deferred for amortization during the estimated customer loyalty period, equivalent to 24 months.

t) Provisions for contingencies

These are determined based on opinions issued by legal consultants and by the Management, as for the probable outcome of pending matters and are updated until the balance sheet date for the probable loss amount, with due regard to the nature of each contingency.

u) Provision for the customer loyalty program

The controlled company has a loyalty program and other benefits in place, according to which calls and other items are converted into points for future exchange for handsets and other items. The accumulated points, net of redemptions, are provisioned taking into consideration the history data of redemptions, generated points and average point cost (note 19).

v) Employees’ profit share

Provisions are booked for recognizing the expense referring to employees’ profit share. These provisions are calculated based on qualitative and quantitative goals defined by the Management and recorded in specific accounts in Cost of Services Rendered, Selling Expenses and General and Administrative Expenses.

x) Net profit (loss) for lot of one thousand shares

This is calculated based on the number of outstanding shares as of the date the balance sheet is prepared.

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	12.31.08	12.31.07	12.31.08	12.31.07
Cash and banks	148	194	4,956	3,125
Short-term investments	327,516	-	943,778	7,179
FIC – Quota Investments Fund (Note 29)	-	293,423	-	720,268
Total	327,664	293,617	948,734	730,572

The financial investments refer to fixed income transactions, indexed to the variation of the Interbank Deposit Certificates (“CDI”), with immediate liquidity.

5. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	12.31.08	12.31.07
Receivables from billed services	58,386	64,615
Receivables from unbilled services	83,870	55,375
Receivables from interconnection fees	119,314	82,366
Receivables from goods sold	66,152	58,769
(-) Allowance for doubtful accounts	(29,453)	(28,175)
Total	298,269	232,950

There is not any customer representing more than 10% of the net accounts receivable at December 31, 2008 and 2007.

At December 31, 2008 the balance of accounts receivable includes R$10,168 (R$8,400 at December 31, 2007) related to transfer of co-billing of other operators, the amounts of which were determined on the basis of statements of commitment, once the corresponding contracts have not yet been signed by the parties. Pending matters related to the definition of liability for losses resulting from fraud have not yet been resolved, and await decision by the regulatory agency as well as agreement between the parties. The Company and its controlled company do not expect financial losses with respect to this matter.

The changes in the allowance for doubtful debtors are as follows:

	Consolidated
	2008	2007
Balance at beginning of year	28,175	27,970
Additional allowance (Note 23)	27,175	24,747
Write-offs and recoveries	(25,897)	(24,542)
Balance at year end	29,453	28,175

6. INVENTORIES

	Consolidated
	12.31.08	12.31.07
Handsets	63,718	46,778
Simcard (chip)	9,563	2,898
Accessories and other	10,697	3,585
(-) Provision for obsolescence	(14,684)	(17,983)
Total	69,294	35,278

7. DEFERRED AND RECOVERABLE TAXES

7.1 Breakdown

	Company		Consolidated
	12.31.08	12.31.07	12.31.08	12.31.07
Prepaid income and social contribution taxes	65,029	56,398	121,907	162,911
Recoverable state VAT (ICMS)	206	-	41,490	37,306
Recoverable Social Contribution Taxes on Gross Revenue for Social Integration Program (PIS) and on Gross Revenue for Social Security Financing (COFINS)	20,334	19,146	70,292	60,310
Withholding income tax	16,183	11,494	26,154	11,642
Other recoverable taxes	-	-	501	754
Total recoverable taxes	101,752	87,038	260,344	272,923

Deferred income and social contribution taxes	534,992	51,856	728,417	284,067
ICMS to be allocated	-	-	10,175	23,397

Total	636,744	138,894	998,936	580,387

Current	151,886	33,144	386,461	298,104
Noncurrent	484,858	105,750	612,475	282,283

(a) At December 31, 2008, these include the amounts of tax benefit incorporated as a result of the TCO IP Corporate Reorganization process (note 1).

The controlled company is entitled to tax benefit of 75% reduction of the income tax generated in the tax incentive areas within the scope of the Agency for Development of the Northeast – ADENE, where the carrier operates (North of Minas Gerais and Vale do Jequitinhonha) for a period of 10 years as from 2004.

The breakdown of deferred income and social contribution taxes is as follows:

	Consolidated
	12.31.08	12.31.07
Income and social contribution taxes loss carryforwards (a)	10,005	10,191
Tax credit acquired - restructuring (b)	570,328	41,496
Tax credits on provisions for:: (c)
Contingencies and legal liabibility - CVM 489	85,959	171,433
Accelerated depreciation	(11,700)	(4,738)
Suppliers	14,215	14,326
Doubtful accounts	10,014	9,579
Derivative contracts	28,768	21,146
Employee profit sharing	3,847	7,433
Valuation allowance and provision for losses- fixed assets	3,547	-
Obsolescence	4,993	6,114
Other amounts	8,441	7,087
Total deferred taxes	728,417	284,067

Current	223,671	94,937
Noncurrent	504,746	189,130

The amount recorded in the current assets refers to reversal of temporary differences and goodwill amortization expected for the next twelve months.

The deferred taxes were recorded assuming their future realization, as follows:

a) Tax loss and negative tax base: represents the amount recorded by the Company, which will be offset up to the limit of 30% of the tax base computed in the coming fiscal years and subject to no statute of limitations.

b) Tax credit incorporated: represented by the net balance of goodwill and provision for maintenance of the shareholders’ equity integrity (note 7.2). Realization will occur proportionally to the amortization of the goodwill in the controlled company, in a period from 5 to 10 years. Studies performed by independent consultants hired during the corporate reorganization process support the recovery of such amounts within the above referred time.

c) Temporary differences: realization will occur upon payment of the provisions, effective loss on bad debts or realization of inventories, as well as reversal of other provisions.

The Company and its controlled company prepared technical feasibility studies, approved by the Board of Directors, which indicated the full recovery of deferred tax amounts recognized at December 31, 2008, as defined in CVM Instruction No. 371. During the twelve-month period ended December 31, 2008, no relevant fact occurred that indicated limitations to full recovery of the deferred tax amounts recognized by the Company and its controlled company.

At December 31, 2008, the realization schedule for the deferred taxes referred to above is as follows:

Year:	Consolidated
2009	223,671
2010	125,622
2011	130,884
2012	130,365
2013	47,996
2014 and after	69,879
Total	728,417

7.2  Tax credit incorporated – Corporate Restructuring

As mentioned in note 1, prior to the transfers, provisions were booked for maintenance of the stockholders’ equity of the merged company and, consequently, the net assets being merged represent, essentially, the tax benefit arising out of the possibility of deduction of the incorporated premium.

Included in the accounting records held for corporate and tax purposes by the Company and its controlled company are specific accounts related to incorporated goodwill and provision and corresponding amortization, reversal and tax credit, the balances of which are as follows:

	Consolidated
	12.31.08			12.31.07
Restructuring	Goodwill	Provision	Net	Net
Telemig Participações S.A. – Privatization	58,371	(38,525)	19,846	41,496
Telemig Participações S.A. – corporate restructuring TCO IP	1,485,172	(980,214)	504,958	-
Telemig Celular S.A. - corporate restructuring TCO IP	133,896	(88,372)	45,524	-
Total	1,677,439	(1,107,111)	570,328	41,496

The changes in the fiscal years ended on December 31 are as follows:

	Consolidated
	2008	2007
Results:
Amortization of goodwill	(78,054)	(63,677)
Reversal of provision	51,515	42,027
Tax credit	26,539	21,650
Effect on results	-	-

To the extent the tax benefits are actually realized, the amount shall be incorporated into the capital stock to the benefit of the controlling shareholder, the other shareholders being assured preemptive rights. Proceeds arising out of the exercise of the preemptive rights shall be paid to the controlling shareholder, as described in note 1.

The Special Meeting of the Board of Directors held on November 12, 2008 approved the increase in the capital stock out of part of the special premium reserve, as set forth in CVM Instruction no. 319, 99, in the amount of R$22,964, upon issued of 670,300 new registered, preferred shares, with no face value, corresponding to the tax benefit of fiscal year 2007, the credits being in favor of Vivo Participações, and the preemptive rights being assured as set forth in article 171 of Law no. 6404/76.

The tax benefits realized during fiscal year 2008 shall be capitalized during fiscal year 2009, with due regard to the extension of the preemptive rights upon the increase of the capital stock in conformity with article nº. 171 of Law 6.404/76.

8. PREPAID EXPENSES

	Consolidated
	12.31.08	12.31.07
FISTEL fee	18,771	-
Advertising to be distributed	12,031	-
Rent	1,468	1,000
Financial charges	72	948
Software and other	4,515	6,021
Total	36,857	7,969

	30,606	6,815
	6,251	1,154

9. OTHER ASSETS

	Consolidated
	12.31.08	12.31.07
Judicial deposits ,blockages and collateral contract	7,928	7,450
Subsidies on terminal sales	9,604	-
Credits with Amazônia Celular S.A and Tele Norte Celular Participações SA (a)	8,522	-
Advances to employees	1,325	4,897
Intercompany credits	-	26,075
Credits with suppliers	4,341	1,651
Other assets	36	2
Total	31,756	40,075

	23,888	6,610
	7,868	33,465

 (a) These refer to the amounts of administrative and human resources sharing contract and establishment of condominium with Telemig and Telemig Participações, existing until the date of acquisition of the share control by Vivo Participações. The balances are remunerated based on the Interbank Deposit Certificate (CDI) variation.

10. INVESTMENTS

a) Investment in the controlled company

Investee	Common stock interest	Preferred stock interest	Total of participation
Telemig Celular	89.17%	79.68%	83.25%

b) Amount of shares owned

Investee	Common shares	Preferred shares	Total of shares
Telemig Celular	794,764	1,180,078	1,974,842

c) Controlled company information

	Shareholder’s equity on		Net income
Investee	12.31.08	12.31.07	2008	2007
Telemig Celular	1,119,057	1,060,385	299,723	177,767

d) Breakdown and changes

The balance of the holding company’s investments includes interest in the controlled company’s equity, goodwill, and advances for future capital increase, as shown below:

	12.31.08	12.31.07
Balance at beginning of year	882,780	784,682
Equity pick-up on net income of subsidiaries (a)	249,521	148,831
Unclaimed dividends and interest on shareholders' equity	1,724	-
Dividends and interest on shareholders’ equity	(240,630)	(50,673)
Balance at year end	893,395	882,840

 (a) In 2008, the equity accounting result in the Income Statements is made up by R$249,521 from the income of the controlled company and R$1,724 from forfeited interest on the own capital and dividends.

11. PROPERTY, PLANT & EQUIPMENT, NET

		Consolidated
		12.31.08			12.31.07
	Yearly depreciation rates %	Cost	Accumulated depreciation	Property, plant and equipment, net	Property, plant and equipment, net
Transmission equipment	20.00 to 33.33	1,067,627	(844,875)	222,752	176,542
Switching equipment	20.00 to 33.33	494,833	(300,950)	193,883	171,654
Infrastructure	2.87 to 20.00	350,130	(228,921)	121,209	78,545
Terminals	50.00	49,539	(27,001)	22,538	14,506
Buildings	2.86 to 4.00	12,186	(5,119)	7,067	7,653
Land		3,055	-	3,055	3,055
Other assets	6.67 to 20.00	209,800	(149,796)	60,004	57,361
Construction in progress		139,311	-	139,311	221,152
Total		2,326,481	(1,556,662)	769,819	730,468

At December 31, 2008, the controlled company had items of property, plant & equipment offered as collateral in lawsuits in the amount of R$32,911 (R$3,361 at December 31, 2007).

12. INTANGIBLE ASSETS, NET

		Consolidated
		12.31.08			12.31.07
	Yearly amortization rates %	Cost	Accumulated depreciation	Intangible net	Intangible net
Concession licenses	6.67 to 28.92	75,046	(23,979)	51,067	6,925
Software use rights	20.00	279,089	(189,335)	89,754	78,760
Other assets	10.00 to 20.00	15,019	(14,745)	274	-
Construction in progress		16,268	-	16,268	22,951
Total		385,422	(228,059)	157,363	108,636

13. SUPPLIERS AND TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	12.31.08	12.31.07	12.31.08	12.31.07
Suppliers	309	373	280,579	318,072
Amounts to be transferred LD (a)	-	-	61,645	52,409
Interconnection / linking	-	-	35,695	10,108
Other	2,158	63	16,166	3,405
Total	2,467	436	394,085	383,994

(a)   Amounts to be transferred refer to VC2, VC3 and roaming charges, invoiced to our customers and transferred to the long distance call operators.

14. TAXES, FEES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
	12.31.08	12.31.07	12.31.08	12.31.07
Current taxes:
ICMS	-	-	29,257	26,705
Income and social contribution taxes (*)	410	3,030	40,900	91,530
PIS e COFINS	5,155	4,687	14,977	12,473
FISTEL	-	-	3,042	3,405
FUST e FUNTTEL	-	-	955	786
Other taxes, fees and mandatory contributions	-	-	124	87
Total	5,565	7,717	89,255	134,986

Legal liabilities (CVM 489/05):
ICMS (a)	-	-	-	691,742
(-) Judicial deposits – ICMS (a)	-	-	-	(691,742)
Fistel (b)	-	-	324,764	246,273
(-) Judicial deposits – fistel (b)	-	-	(324,764)	(246,273)
Withholding income tax (c)	-	-	19,828	17,928
(-)Judicial deposits – Withholding income tax (c)	-	-	(19,828)	(17,928)
Pis e cofins	-	-	12,933	5,852
Other taxes, fees and mandatory contributions	-	-	4,122	2,860
Total	-	-	17,055	8,712

Total	5,565	7,717	106,310	143,698

Current	5,565	7,717	89,255	133,744
Noncurrent	-	-	17,055	9,954

Legal liabilities -  CVM Resolution 489/05

This includes the taxes that fall within the scope of CVM Resolution No. 489/05, dated October 3, 2005, which approved IBRACON NPC No 22 standard.

For purposes of the financial statements, the amounts of judicial deposits for said taxes are offset against taxes, fees and mandatory contributions payable, as applicable.

a. ICMS on monthly subscription, value added and activation services

The Management, supported by its legal consultants, considered that the ICMS should be assessed only on telecommunication services and, therefore, its assessment on the monthly subscription and valued added services would be illegal because these were not telecommunication services. The controlled company was granted an injunction and since November 1998 it has suspended the payment of the ICMS on monthly subscriptions, having started to book a provision and to deposit the relevant amounts in court. The provision recorded at December 31, 2007 was R$691,742, with corresponding deposits in court in the same amount.

In the first quarter of 2008, after judicious assessment by the in-house and independent counsels of the progress of the judicial action challenging the assessment of the ICMS on monthly subscription and value added services, the controlled company and the State of Minas Gerais entered into an Instrument of Adhesion to the ICMS Convention no. 72/2006 (incorporated, with limitations, by Decree no. 44.422/2006, as further amended). Said Decree, as amended, authorizes the State to grant partial discharge from the ICMS tax (rate reduction) and its legal additions due by reason of rendering of communication services. As a result of the referred adhesion, the controlled company filed a petition for withdrawal from the judicial action with the Superior Court of Justice, with express consent from the State of Minas Gerais, the latter having, on its turn, refunded to the controlled company the amount of R$251,624, corresponding to the difference between the amounts deposited in court and the amounts due by reason of application of the referred Decree. The controlled company, as from February 2008, restarted to pay the ICMS tax on the monthly subscription and value added services.

In consequence of the foregoing, the controlled company reverted in the first quarter of 2008 all the provision for ICMS on monthly subscription and additional services, in the amount of R$700,005, of which R$448,381 correspond to the judicial deposits recorded in non-current assets, and R$251,624 in the income for the period.

b. Telecommunications Inspection Fee - Fistel

The controlled company filed a Writ of Mandamus challenging its liability for the payment of the inspection fees on mobile stations not owned by it, and started booking a provision and effecting a deposit in court for the amounts referring to the TFF – Operation Inspection Fee and to the TFI – Installation Inspection Fee. The case is awaiting decision by the TRF Court of the 1st Region.

Its legal counsels consider the chances of losses in these lawsuits to be possible. However, because this is a legal obligation under the terms of CVM Resolution No. 489/2005, the controlled company has booked a provision for this contingency. The provision recorded at December 31, 2008 was in the amount of R$324,764 (R$246,273 at December 31, 2007), with corresponding deposits in court in the same amount.

c. IRRF on payments of Interest on Own Capital – Telemig Celular Participações

The Company filed Writs of Mandamus requesting the court to declare its right not to be assessed IRRF (Withholding Income Tax) at source on its receipts of interest on own capital of its controlled company. Based on the opinion of its legal counsels, the referred lawsuits are classified as possible risk; however, once this refers to a legal obligation under the terms of CVM Resolution no. 489/2005, a provision was booked and deposits have been made in court, totaling R$19,828 at December 31, 2008 (R$17,928 at December 31, 2007).

d. Other taxes, fees and contributions

At December 31, 2008, the controlled company recorded the amount of R$17,055 (R$8,712 at December 31, 2007), referring to matters in controversy for Pis, Cofins and ISS.

Following we present the changes in legal obligations in compliance with CVM Resolution 489/05:

	Legal obligations	(-) Judiciary deposits	Total
Balance as of December 31, 2007	964,655	(955,943)	8,712
Additions, net of reversal	87,360	174,919	262,279
Monetary restatement	9,636	(11,948)	(2,312)
Write-off/recover	(700,004)	448,380	(251,624)
Balance as of December 31, 2008	361,647	(344,592)	17,055

15. LOANS AND DEBENTURES

a) Breakdown of debt

a.1) Loans and Financing

				Consolidated
Description	Currency	Interest	Maturity	12.31.08	12.31.07
Unsecured Sênior Notes	US$	8.75% p.a.	01/20/09	195,269	147,608

Total				195,269	147,608

Current				195,269	5,904
Noncurrent				-	141,704

a.2) Debentures

				Consolidated
Description	Currency	Interest	Maturity	12.31.08	12.31.07

Debentures	R$	IPCA + 0.5% p.a.	07/05/21	56,923	6,226

Total noncurrent liabilities				56,923	6,226

b) Loan covenants

Covenants are provided for in the Unsecured Senior Notes funding program of the controlled company regarding the application of the proceeds to the purposes specified in the contracts, transactions to be carried out with related parties, merger and amalgamation transactions and achievement of economic and financial indicators. At the same date, all economic and financial indexes of the controlled company provided under contract were achieved.

The agreement entered into by the controlled company with the State Department of Economic Development regarding debentures sets forth covenants on petitions for judicial and extrajudicial recovery, liquidation, dissolution, insolvency, voluntary bankruptcy or decree of bankruptcy, payment default, non-compliance with non-fiduciary obligations and compliance with a certain limit substantially based on balance sheet financial indexes and EBITDA (Earnings before interest, taxes, depreciation and amortization), among others. At December 31, 2008, all covenants were fulfilled by the controlled company.

c) Debentures

In compliance with the Contract for Provision of SMP Services, in conformity with the Public Selection No 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig Celular, within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações – FUNDOMIC). Under the terms of this Program, the controlled company would make the SMP service available to 134 locations in the areas recorded as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st Series of the 1st issue, amounting to R$ 6,210 in December 2007. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd Series of the 1st issue, valued at R$ 17,390. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the 3rd Series of the 1st issue, valued at R$31,900, thus completing the program for providing service to 134 locations within the State of Minas Gerais. At December 31, 2008 the updated amounts of the 1st, 2nd and 3rd series of the debentures were R$6,645, R$18,278 and R$32,000, respectively.

16.  PROVISION FOR CONTINGENCIES

The Company and its controlled company are parties to administrative and judicial lawsuits related to labor, tax and civil claims. Relevant accounting provisions have been booked with respect to such lawsuits in which the chance of loss was deemed as probable.

The breakdown of the balances of such provisions is as follows:

	Consolidated
	12.31.08			12.31.07
	Provision	(-) Judicial deposits	Net	Net
Civil	12,263	(1,393)	10,870	6,899
Labor	7,993	(3,031)	4,962	1,733
Tax	3,547	(3,547)	-	-
Total	23,803	(7,971)	15,832	8,632

Current			7,535	-
Noncurrent			8,297	8,632

The changes to the provisions for net contingencies, for the fiscal years ended December 31, are as follows:

	2008	2007
Balance at beginning of year	8,632	10,674
Provisions recorded, net of reversals (Note 25)	21,906	11,966
Increase in judicial deposits	(2,293)	(5,678)
Payments	(12,413)	(8,330)
Balance at year end	15,832	8,632

16.1. Civil Claims

These refer to civil claims, in several spheres, for which the respective provisions were booked, as shown above, such provisions being deemed sufficient to meet probable losses on these cases.

a) Consumers

Its controlled company is party to several lawsuits brought by individual consumers or by civil associations representing rights of consumers claiming non-performance of services and/or products sold. Individually, none of these lawsuits is deemed to be material.

At December 31, 2008, based on the opinion of its independent counsels, the amount of R$10,419 (R$6,299 at December 31, 2007) was booked, which is considered sufficient to meet potential losses on these proceedings.

At the same date, the sum of the amounts under discussion in several instances of the lawsuis of this nature for which the chance of loss is deemed as possible, was R$4,905 (R$3,798 at December 31, 2007).

b) ANATEL

The controlled company is party to several legal and administrative proceedings brought by ANATEL referring to noncompliance with Regulations concerning the Personal Mobile Service. At December 31, 2008, the amount of R$600 (R$600 at December 31, 2007) was booked, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$600 (R$600 at December 31, 2007).

c) Other

These refer to lawsuits of other nature, all related to the regular course of business. At December 31, 2008, based on the opinion of its independent counsels, the amount of R$1,244 was booked, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$1,544 (R$54 at December 31, 2007).

16.2. Labor claims

These refer to several labor claims for which the respective provisions were recorded as shown above, which are considered sufficient to meet probable losses on these cases.
At the same date, the amount involved in these lawsuits classified as “possible loss” was R$11,747 (R$9,546 at December 31, 2007).

16.3. Tax Proceedings

16.3.1 – Probable Loss

At July 02, 2002, the controlled company was notified of violation by the National Institute of Social Security – INSS due to joint and several liability for payment of the contribution to the INSS from service providers and for the withholding of 11% set forth in Law 9711/98. At December 31, 2008, the controlled company had booked a provision in the amount of R$3,547 for covering eventual losses arising out of the above referred notice of violation, based on the opinion of its legal consultants. The total amount involved at December 31, 2008 is R$33,726. The controlled company effected an appeal-related deposit in the amount of R$5,799. The administrative proceedings are awaiting decision.

16.3.2. Possible Loss

Based on the opinion of its tax consultants, the Management believes that the resolution of the matters listed below will not produce an adverse material effect on its financial condition.

a) ICMS

The controlled company has a judicial discussion in course with regard to the ICMS levied on contractual fine, which proceedings are awaiting decision by the court of appeals. At December 31, 2008 the amount is R$7,481 (R$6,686 at December 31, 2007).

b) IRPJ

Tax delinquency notices were issued against the controlled company due to purported underpayment of IRPJ, including application of fine and denial of the request for refund and deduction of credits ascertained by the controlled company in consequence of the overpayments of estimated IRPJ. In call the cases, the discussion is in progress in the administrative sphere and a final decision by the Taxpayers Council is awaited. At December 31, 2008 the amount was R$36,995 (R$31,576 at December 31, 2007).

c) FUST

ANATEL, through its Precedent no. 7, dated December 15, 2005, voiced its understanding to the effect that: (i) “Among others, revenues to be transferred to the telecommunication service providers by way of payment for interconnection and for use of their network resources may not be excluded from the tax calculation bases of the contributions to the FUST”; (ii) “Among others, revenues received from telecommunication service providers by way of payment for interconnection and for use of their network resources may not be excluded from the tax calculation bases of the contributions to the FUST”.

Whereas the second part of the Precedent is not in accordance with the provisions set forth in the sole paragraph of art. 6 of Law no. 9998, dated August 17, 2000, the controlled company does not include in the tax calculation basis of the contribution the revenues earned from telecommunication service providers by way of payment for interconnection and for use of their network resources.

In January 2006, the controlled company also filed a Writ of Mandamus seeking to protect its lawful rights to continue paying the FUST without any increase in the tax calculation basis not provided for in the law.

In support of the understanding provided for above, on March 05, 2007, the 3th Lower Court Judge of the Federal District rendered a favorable judgment on behalf of Telemig Celular, allowing it to calculate and pay the contribution to FUST on the total amount of is gross operating revenue from provision of telecommunication services, without inclusion of the values of transfers by way of interconnection. The ANATEL filed an appeal with the Court, which is still pending judgment.

In the understanding of the Management and of its legal consultants, there are possible chances of success in these proceedings, both in the administrative and judicial spheres. At December 31, 2008, the total amount involved was R$33,102 (R$30,519 at December 31, 2007).

d) FUNTTEL

On October 11, 2007, the controlled company, together with the mobile telephone operators, filed writs of mandamus against the Chairman of the Management Board of FUNTTEL and against the Deputy Secretary of the Ministry of Communications in order to ensure their clear legal right to calculate and pay the contributions to the FUNTTEL, under the terms of Law no. 10.052, dated November 28, 2000, without including the values of the transfers received by way of provision of interconnection and use of their network resources, such as expressly set forth in art. 6, paragraph 4 of Decree no. 3737, dated January 30, 2001. A lower court favorable decision was rendered to the operators in October 2008.

Accordingly, due to the lower court judgment, the liability to pay the FUNTTEL on interconnection revenues is suspended.

The Ministry of Telecommunications has issued FUNTTEL assessment notices in relation to interconnection revenues. The legal consultants of the company have filed an administrative challenge, which is still pending judgment.

In the understanding of the Management and of its legal consultants, there are possible chances of success in these proceedings, both in the administrative and judicial spheres.

At December 31, 2008, the amount involved is R$19,201 (R$17,907 at December 31, 2007).

e) FISTEL

At the time of the renewal of the validity term for use of the radiofrequencies in connection with the exploitation of the personal mobile service, ANATEL collects the Installation Inspection Fee – TFI referring to the issuance of new licenses assessed on the radio-base stations, mobile stations and radio-links.

Such collection results from the understanding, by ANATEL, that art. 9, item III of Resolution no. 255 would be applicable to this case, in such manner that the extension of term would be a taxable event of the TFI.

Because it considers that the collection of TFI on mobile stations is undue, upon receiving the official notice of extension of time, together with the collection form for the referred fee, it filed an opposition, which is awaiting judgment. In the understanding of the Management and of its legal consultants, there are possible chances of success in these proceedings. At December 31, 2008, the total amount involved was R$108,789.

16.4. Guarantees

The Company and its controlled company granted guarantees in connection with tax, civil and labor proceedings, as follows:

Process	Property and Equipment	Judicial Deposits and On-Line Pledge	Letter Guarantee	Total
Tax	28,066	350,507	12,946	391,519
Civil and labors	4,845	9,983	42,743	57,571
Total	32,911	360,490	55,689	449,090

16.5. Tax Audit

In accordance with the Brazilian applicable laws, federal, state and local taxes and payroll charges are subject to auditing procedures to be carried out by the respective authorities, for periods from 5 to 30 years.

17. CONCESSION LICENSES

On December 18, 2007, the controlled company announced that it was the winning bidder in 2 lots (Minas Gerais - Sector 2 and Triângulo Mineiro - Sector 3) for the extension of third generation (3G) mobile services, with 10 + 10 Mhz width. The proposal of the controlled company for the lots purchased was approximately R$ 53.535.

On April 29, 2008, the Company signed with ANATEL the Instrument of Authorization for use of this radiofrequency sub-bands.

The term of use of this license is for a period of 15 years, renewable for other 15 years. The amount of 10% has been already paid on the date of execution of the Instrument of Authorization. Pursuant to the contract, the remaining 90%, totaling R$48,182, may be paid in 6 equal and annual installments, with a grace period of 3 years, adjusted to the Telecommunications Industry Index - IST variation, plus 1% monthly, or until December 11, 2008 without adjustment.

The price payable for the 2.1 Mhz (3G) licenses was recorded as a counter-entry to the intangible assets in the amount R$44,691, less the discount to present value of R$ 3,491, which was recorded as financial expenses, as provided for in Law No. 11638/07 and CPC 12. On December 11, 2008, the controlled company effected a payment to ANATEL in the amount of R$48,182, without addition of any interest or monetary adjustment whatsoever.

The authorizations granted to the controlled company, pursuant to the areas where it operates, are described as follows:

Area of Service	Autorization Valid Until

Area 4:
Sector 2 – Minas Gerais (except Triângulo Mineiro) (Radio frequencies 800/1900/2100 MHz)	04/29/23 to 04/30/23
Sector 3 – Minas Gerais (Triângulo Mineiro) (Radio frequencies 800/1900/2100 MHz)	04/28/20 to 04/29/23

18. OTHER LIABILITIES

	Company		Consolidated
	12.31.08	12.31.07	12.31.08	12.31.07
Prepaid services to be rendered	-	-	43,406	47,415
Provision for disposal of assets (a)	-	-	15,537	-
Reverse stock split (b)	84,283	85,196	97,204	98,219
Provision fidelity program	-	-	18,412	12,317
Provision for Pension Fund (Note 30)	-	-	7,127	3,193
Payables to related parties	-	75	-	-
Others	-	-	194	121
Total
	84,283	85,271	181,880	161,265

Current	84,283	85,196	159,216	158,072
Noncurrent	-	75	22,664	3,193

 (a)  This refers to the costs to be incurred in connection with the eventual need of giving back to their owners the “sites” (locations for installation of Radio Base Stations – RBS of the controlled company) in the same conditions as they were found at the time of the execution of the initial lease contracts thereof.

(b)  This refers to credit made available to the holders of shares remaining as a result of the reverse stock split of the capital stock of the Company and of its controlled company.

19. SHAREHOLDERS’ EQUITY

a) Capital Stock

The Special Shareholders’ Meeting held on March 28, 2008 approved the capitalization of profit reserves in the amount exceeding the capital stock at December 31, 2007, in the amount of R$62,500, as a result of which the capital stock was increased to R$577,500.

The Special Meeting of the Board of Directors of the Company, held on November 12, 2008, approved the increase of the capital stock out of part of the special premium reserve, under the terms of CVM Instruction no. 319/99, in the amount of R$22,964, upon issue of 670,300 new registered, preferred shares, with no face value, corresponding to the tax benefit for fiscal year 2007, the credits being on behalf of Vivo Participações, ensuring the preemptive right set forth in article 171 of Law no. 6404/76, whereby the capital stock was increased to R$600,464.
The subscribed and paid-up capital at December 31, 2008 and 2007 comprises book-entry shares, with no face value, allocated as follows:

	Number of shares
	12.31.08	12.31.07
Capital stock
Common	13,466,059	13,466,059
Preferred	23,411,302	22,741,002
Total	36,877,361	36,207,061

Preferred shares are not entitled to voting rights, and are ensured priority upon the reimbursement of the capital stock, without premium, and upon the payment of minimum, non-cumulative dividends pursuant to the criteria below, alternatively, considering the one representing the highest value:

I - 6% per year, calculated on the value resulting from the division of the subscribed capital by the total number of shares of the Company, or

II - right to share the minimum mandatory dividend in accordance with the following criteria:

a) Priority upon the receipt of minimum and non-cumulative dividends corresponding to 3% of the equity value of the share; and

b) Right to share the profits distributed under equal conditions with the common shares, after the minimum priority dividend stipulated in conformity with item “a” above is ensured to the common shares.

Preferred shares shall become entitled to vote if the Company, for 3 consecutive fiscal years, fails to pay the minimum dividends to which they are entitled.

b) Capital Reserves

b.1) Special Premium Reserve

This reserve was booked as a result of the corporate reorganization processes described in note 1, as a counter-entry to the net assets transferred, and represents the future tax benefit to be earned by amortization of the premium transferred. The portion of special premium reserve corresponding to the benefit may be, at the end of each fiscal year, capitalized to the benefit of the controlling shareholder upon the issue of new shares. The increase of capital is subject to the preemptive rights of the non-controlling shareholders, proportionally to their respective interests, by kind and class, at the time of the issue, and the amounts paid upon the exercise of this right shall be directly delivered to the controlling shareholder, in accordance with the provisions in CVM Instruction no. 319/99.

The Special Meeting of the Board of Directors of the Company, held on November 12, 2008, approved the increase of the capital stock out of part of the special premium reserve, under the terms of CVM Instruction no. 319/99, in the amount of R$22,964, upon issue of 670,300 new registered, preferred shares, with no face value, corresponding to the tax benefit for fiscal year 2007, the credits being on behalf of Vivo Participações, ensuring the preemptive right set forth in article 171 of Law no. 6404/76. After this capital increase, Vivo Participações started holding 58.90% of the total capital stock of the Company.

As a result of the TCO IP Corporate Reorganization process, carried out on December 19, 2008, the Company recorded the amount of R$509,450 on behalf of its holding company – Vivo Participações.

b.2) Tax Incentives

These represent the amounts invested in tax incentives in previous fiscal years.

c) Profit Reserves

c.1) Legal Reserve

The legal reserve is booked by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock or 30% of the capital stock added by the capital reserves. As from such limit, allocations to this reserve are no longer mandatory, as set forth in Art. 193 of Law no. 6404/76.

c.2) Reserve for Expansion

The reserve for expansion was booked with the purpose of holding funds for financing additional investments of fixed and current capital by allocation of up to 100% of the remaining net profit, after the legal determinations and the balance of the retained profits account for the fiscal year ended on December 31, 2008. This reserve is supported by a capital budget approved at the shareholders’ meetings.

d) Retained Earnings

The General Shareholders’ Meeting held on March 28, 2008 approved the transfer of the remaining balance of the net profit for fiscal year 2007 (adjusted by the realization of the unrealized profits), in the amount of R$115,643, to retained earnings, based on the capital budget proposed for fiscal year 2008 of its controlled company, as set forth in art. 196, and with due regard to the provisions in art. 198 of Law 6404/76 and articles 39, §2, and 43 of the Bylaws.

Pursuant to the change introduced by Law no. 11.638/07, the net profit for the year must be entirely allocated in accordance with the provisions in articles 193 to 197 of Law no. 6404/76.

e) Dividends

The General Shareholders’ Meeting held on March 28, 2008 resolved on the payment of dividends in the amount of R$38,548 related to the minimum mandatory dividend of 25% of the adjusted net profit which were paid as from April 14, 2008.

The shareholders are ensured a minimum dividend of at least 25% of the adjusted net profit of every fiscal year, in conformity with the Corporations Law and with the Bylaws, which is increased up to the amount necessary for payment of the priority minimum dividend payable to the preferred shares. At December 31, 2008 and 2007, the dividends were calculated as follows:

	2008	2007
Net income (*)	261,041	148,406
(-) Appropriation to legal reserve	(13,052)	(7,421)
(+) Realization of realizable profits reserve	-	13,205
Adjusted net income	247,989	154,190
Interest on shareholders' equity (gross)	(13,607)	-
Net income after interest on shareholders' equity	234,382	154,190
Mandatory minimum dividend	61,997	38,548

Interest on shareholders’ equity: (gross)	13,607	-
Withholding income tax	(2,041)	-
Interest on shareholders’ equity (net)	11,566

Dividends to be distributed
Interest on shareholders’ equity (net)	11,566	-
Additional dividend	234,382	38,548
Total	245,948	38,548

 (*) In 2007, these refer to the net profit for the year before the application of the adjustment set forth by Law nº 11.638/07 and MP 449/08.

 20. COMPENSATION BASED ON STOCK CALL OPTION PLAN

On October 5, 2000, the Board of Directors of the Company approved two long term incentive plans, as described below:

Plan A – This plan covered key executive officers who were granted preferred shares or common shares of the Company. The premiums would be vested and the shares would be issued to the extent of performance goals achieved by the Company, which goals are determined by the Board of Directors for a performance period of five years. On December 31, 2007, all the options granted were expired, with no option having been exercised by the executive officers.

Plan B – This plan covered part of the key executive officers of the controlled company and other employees. Options granted under this plan refer to preferred shares of the holding company with exercise at the market value on the date they were granted. The option is exercised at 20% during the second year, 60% during the third year and 100% during the fourth year. On December 31, 2007 all the options granted were expired, with no option having been exercised by the executive officers.

The Boards of Directors of the Company and of its controlled company, at meetings held on December 30 and 29, 2003, respectively, approved changes to plan B, with new options being granted.

The plan continued to cover part of the key executive officers of the controlled company and the new options granted continued to refer to preferred shares of the Company. However, the exercise price of these new options was equivalent to the market value on the date they were granted, with a discount of 20%. The right to exercise the option is of 40% as from January 2004, 70% as from January 2005 and 100% as from January 2006, such right to exercise the options remaining valid until January 2008. The options expired in January 2008, without having been exercised by the executive officers.

The Company and its controlled company calculated the effects related to the above described option plans, according to the provisions in CPC 10. The effects thus calculated were deemed to be immaterial.

21. NET OPERATING REVENUE

	Consolidated
	12.31.08	12.31.07
Franchise and use	1,257,598	1,034,760
Interconnection	674,600	616,493
Data and value-added services	199,158	145,673
Other services	28,820	17,669
Gross revenue from service	2,160,176	1,814,595

Value-added tax on services (ICMS)	(280,380)	(228,530)
Discounts granted	(392,841)	(258,917)
PIS e COFINS	(76,007)	(66,166)
ISS Service tax (ISS)	(664)	(506)

Net operating income from services	1,410,284	1,260,476

Gross income from handsets and accessories	172,799	117,549

Discounts granted	(5,527)	(4,982)
Value-added tax on services (ICMS)	(1,118)	(2,069)
PIS e COFINS	(15,473)	(9,960)

Net operating income from sale of handsets and accessories	150,681	100,538

Total net operating income	1,560,965	1,361,014

There is not any customer who has contributed more than 10% of the gross operating revenue for fiscal years ended on December 31, 2008 and 2007.

22. COST OF GOODS SOLD AND SERVICES RENDERED

	Consolidated
	12.31.08	12.31.07
Interconnection	(273,643)	(209,730)
Depreciation and amortization	(192,483)	(151,977)
Taxes and contributions	(67,276)	(55,532)
Outsourced services	(53,763)	(50,558)
Rent, insurance and condominium fees	(42,999)	(34,153)
Leased lines	(52,214)	(48,483)
Personnel	(16,305)	(15,317)
Other supplies	(7,682)	(7,527)
Cost of services rendered	(706,365)	(573,277)

Cost of goods sold	(218,147)	(139,556)
Total	(924,512)	(712,833)

23. SELLING EXPENSES

	Consolidated
	12.31.08	12.31.07
Outsourced services	(123,560)	(89,314)
Depreciation and amortization	(23,148)	(14,750)
Costumer loyalty and donations	(43,195)	(57,231)
Advertising	(55,842)	(41,071)
Personnel	(76,786)	(76,130)
Allowance for doubtful accounts	(27,175)	(24,747)
Rent, insurance and condominium fees	(6,123)	(6,859)
Other supplies	(6,203)	(8,417)
Total	(362,032)	(318,519)

24. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	12.31.08	12.31.07	12.31.08	12.31.07
Outsourced services	(1,009)	(685)	(68,930)	(60,390)
Depreciation and amortization	(50)	(115)	(38,561)	(37,972)
Personnel	-	-	(41,342)	(46,931)
Rent, insurance and condominium fees	(131)	(248)	(2,453)	(2,824)
Other supplies	(119)	(266)	(6,861)	(6,258)
Total	(1,309)	(1,314)	(158,147)	(154,375)

25. OTHER OPERATING REVENUE (EXPENSES), NET

	Consolidated
	12.31.08	12.31.07
Recovered expenses	15,953	14,408
Fines	21,316	18,262
Shared infrastructure - EILD	19,022	16,695
Reversal of provisions (a)	251,624	509
Provision for contingencies	(21,906)	(12,475)
FUST	(6,468)	(5,666)
PIS e COFINS	(4,370)	-
FUNTTEL	(3,234)	(2,833)
Amortization of deferred charges	-	(6,794)
Disposal of assets, net	(561)	1,275
Other	9,349	24,273
Total	280,725	47,654

 (a) In the first quarter of 2008 the controlled company reverted all the provision booked for ICMS on subscription fees and value-added services, in the amount of R$700,005, being R$448,381 as a counter-entry to the judicial deposits recorded in non-current assets and R$251,624 as a counter-entry to the income for the period.

26. FINANCIAL INCOME (EXPENSES) AND MONETARY AND EXCHANGE VARIATIONS

	Company		Consolidated
	12.31.08	12.31.07	12.31.08	12.31.07
Financial income:
Income from financial transactions	43,085	31,479	123,895	79,445
(-) Pis e COFINS (a)	(5,154)	(4,689)	(5,154)	(4,689)
Total	37,931	26,790	118,741	74,756

Financial expenses:
Loans, financing and debentures	-	-	(15,866)	(14,794)
Derivative transactions	-	-	(21,324)	(14,030)
Other financial transactions	(1)	(474)	(10,430)	(11,875)
Total	(1)	(474)	(47,620)	(40,699)

Monetary and exchange variations:

In liabilities
Derivative transactions	-	-	(45,375)	29,316
Loans and financing	-	-	45,256	(29,336)
Other transations	266	1,280	(6,841)	2,514
Total	266	1,280	(6,960)	2,494

(a) These refer to Pis and Cofins levied on interest on own capital received from the controlled company.

27. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its controlled company monthly record provisions for income and social contribution taxes, on an accrual basis, paying the taxes based on the monthly estimate. Deferred taxes are recognized on temporary differences, as mentioned in Note 7. The breakdown of expenses with income and social contribution taxes is shown below:

	Consolidated
	12.31.08	12.31.07
Income and social contribution tax on goodwill amortization	(26,538)	(21,650)
Income and social contribution tax	(40,956)	(90,451)
Deferred income and social contribution tax	(84,147)	30,647
Total	(151,641)	(81,454)

Below is a reconciliation of the expense with income taxes disclosed, by eliminating the effects of the goodwill tax benefit, to the amounts calculated by applying combined statutory rates at 34%:

	Company		Consolidated
	12.31.08	12.30.07	12.31.08	12.30.07
Income before taxes	274,158	175,236	436,341	249,385

Tax credit at combined statutory rate (34%)	(93,214)	(59,580)	(148,356)	(84,791)

Permanent additions:
Other nondeductible expenses	-	16	(3,509)	(1,207)
Permanent exclusions:
Equity pick-up, net of tax on interest on shareholders' equity	66,477	33,374	-	-
Other deductible expenses	13	56	224	4,544
Tax debt	(26,724)	(26,134)	(151,641)	(81,454)

28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

The Company and its controlled company are engaged in transactions involving financial instruments, the risks of which are actively managed by means of a set of initiatives, procedures and comprehensive operating policies.

The controlled company’s financial instruments are presented in compliance with CVM Resolution no. 566, dated December 17, 2008, which approved Technical Statement CPC 14, and with CVM Instruction 475, dated December 17, 2008.

a) General considerations

At December 31, 2008 and 2007, the main financial instruments, and their respective values by category, are as follows:

	Company
	2008			2007
	Fair value through results	Amortized cost	Total	Fair value through results	Amortized cost	Total

Assets
Cash and cash equivalents	327,664	-	327,664	293,617	-	293,617
Dividends and interest on shareholders´ equity receivable	-	232,272	232,272	-	43,072	43,072
Liabilities
Payroll and related accruals	-	35	35	-	577	577
Suppliers	-	2,467	2,467	-	436	436
Taxes payable	-	5,565	5,565	-	7,717	7,717
Interest on shareholders´ equity and dividends	-	251,701	251,701	-	47,387	47,387
Other liabilities	-	84,283	84,283	-	85,271	85,271

	Consolidated
	2008			2007
	Fair value through results	Amortized cost	Total	Fair value through results	Amortized cost	Total

Assets
Cash and cash equivalents	948,734	-	948,734	730,572	-	730,572
Short-term investments pledged as collatera	4,012	-	4,012	-	-	-
Trade accounts receivable, net	-	298,269	298,269	-	232,950	232,950
Advances to suppliers	-	206	206	-	443	443
Liabilities
Payroll and related accruals	-	24,311	24,311	-	34,796	34,796
Suppliers	-	394,085	394,085	-	383,994	383,994
Taxes payable	-	106,310	106,310	-	143,698	143,698
Loans	-	195,269	195,269	-	147,608	147,608
Debentures	-	56,923	56,923	-	6,226	6,226
Interest on shareholders´ equity and dividends	-	300,017	300,017	-	59,419	59,419
Derivative contracts	67,348	-	67,348	92,035	-	92,035
Concession licences	-	-	-	-	30,239	30,239
Other liabilities	-	181,880	181,880	-	161,265	161,265

b) Considerations on risk factors which may affect the Company’s and its controlled company’ business

The main market risks to which the Company and its controlled company are exposed in the conduct of their activities are:

Credit Risk

The credit risk arises out of the eventual difficulty to collect the amounts payable for telecommunication services rendered to its customers and for sales of handsets to the distributors network, as well as the risk related to financial statements and accounts receivable for swap transactions.

The credit risk involved in the rendering of telecommunications services is minimized by a strict control of the customer base and active management of customers’ default, by means of clear policies regarding the sale of post-paid handsets. The customer base of its controlled company has, predominantly, a prepaid system, which requires the prior charging and consequently entails no credit risk.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases.

The controlled company is also subject to credit risk originating from its financial investments and amounts receivable from swap transactions. The controlled company acts in such a manner as to diversify this exposure among various world-class financial institutions.

Interest Rate Risk

This risk arises out of the portion of the debt and of the liability positions in derivatives contracted at floating rates, and involves the risk of the financial expenses increasing due to an unfavorable change in the interest rates.

The controlled company is exposed to the risk of increased interest rates, due to the liabilities portion of the derivative transactions (Exchange Hedge). The balance of financial investments, indexed to the CDI, partially neutralizes this effect.

Exchange Rate Risk

This risk arises out of the possibility of losses on account of exchange rate fluctuations, which may increase the outstanding balances of foreign currency loans.

The controlled company has contracted financial derivative transactions so as to protect itself against exchange rate fluctuations arising out of foreign currency loans. The instruments used were swap contracts.

The table below summarizes the net exposure of the controlled company to the exchange rate factor at December 31, 2008 and 2007:

	In thousands of US$
	12.31.08	12.31.07
Loans	(83,556)	(86,848)
Derivative instruments	80,000	80,000
Total (insufficient coverage)	(3,556)	(6,848)

c) Transactions with Derivatives

The controlled company entered into swap contracts in foreign currency at several interest rates, in a notional amount of US $80,000 (US$ 80,000 at December 31, 2007).

As required by Law no. 11,638/07, the controlled company started applying CPC 14 since the transition date on December 31, 2006. CPC 14 must be applied to all derivative instruments, and requires that such instruments are stated in the balance sheet at their fair value. Changes to the fair value of the derivatives are recognized in the income statement, save in case of compliance with specific accounting criteria such as hedge.

At December 31, 2008 and 2007, the Company has chosen not to apply such methodology.

The CVM, by Resolution no. 550, issued on October 17, 2008, and by Instruction no. 475, issued on December 17, 2008, provided for that publicly-held companies are required to disclose, in a specific explanatory note, qualitative and quantitative information about all their derivative financial instruments, either recognized or not as assets or liabilities in their balance sheet.

Risk Management Policy

All contracting of derivative financial instruments for the controlled company is intended for protection against foreign exchange risk and variations in foreign and local interest rates arising out of financial debts, pursuant to a corporate policy of risk management. Accordingly, eventual variations in the risk factors generate an inverse effect on the subject matter they are intended to protect. Therefore, there are no derivative financial instruments for speculation purposes and 95.7% of the financial exchange liabilities are hedged.

The controlled company keeps internal controls in relation to its derivative instruments which, in the opinion of the Management, are adequate for controlling risks associated to each strategy of market action. The results obtained by the controlled company in relation to its derivative financial instruments show that the Management has properly managed risks.

Fair values of the derivative financial instruments

The fair values are calculated by projecting the future flows of the transactions, using the BM&F Bovespa curves and bringing them to present value using market DI rates for swaps disclosed by the BM&F Bovespa.

The market values of the exchange coupon swaps x CDI were obtained using the market exchange rates in effect at the balance sheet date and the rates projected by the market which were obtained from the currency coupon curves. For calculating the coupon of the positions indexed in foreign currency the linear convention of 360 calendar days was adopted and for calculating the coupon of the positions indexed to the CDI the exponential convention of 252 business days was adopted.

The financial instruments disclosed below are recorded with the CETIP, all of them being classified as swaps, not requiring a margin deposit.

		Nocional		Fair Value		Cumulative effect (current period)
Description	Index	2008	2007	2008	2007	Amount payable / (paid)

"Swap´s" contract

Asset Position
(1) Foreign currency		185,584	185,584	186,956	134,406
Unibanco	USD	92,792	92,792	93,478	67,699	-
Votorantim	USD	92,792	92,792	93,478	66,707	-

Liabilities position
Post Rate		(185,584)	(185,584)	(254,304)	(226,441)	67,348
Unibanco	CDI	(92,792)	(92,792)	(127,030)	(113,097)	33,552
Votorantim	CDI	(92,792)	(92,792)	(127,274)	(113,344)	33,796

 (1)  Foreign currency swaps x CDI (R$186,956) – swap transactions contracted with maturity date until 2009, for protection against exchange variation risk in financing transactions of this kind.

At December 31, 2008, liabilities in the amount of R$67,348 were recorded by the Company for recognition of the net derivatives positions.

Gains and losses in the fiscal year ended on December 31, 2008, grouped by contracts executed, were recorded in the income statement (note 25), as required in CVM Resolution 475/08.

Below is a breakdown of the maturity dates of the swaps at December 31, 2008:

Description
"Swap´s" contracts	Maturity in 2009	Amount payable / receivable

Foreign currency x CDI
Unibanco	(33,552)	(33,552)
Votorantim	(33,796)	(33,796)
Total	(67,348)	(67,348)

Analysis of sensibility to the risk variables of the Company and its controlled company

CVM Instruction provides for that publicly-held companies, in addition to the provisions in item 59 of CPC 14 – Financial Instruments: Recognition, Measurement and Evidencing, are required to disclose a statement of sensibility analysis, for each type of market risk deemed by the management to be material, originated by financial instruments, to which the entity is exposed at the closing date of each period, including all the transactions with derivative financial instruments.

In compliance with the provisions above, the most probable scenario, as evaluated by the Management, was the realization at the maturity dates of each of the transactions of what the market has been signalizing through the market curve (currencies and interests) of the BM&F and Bovespa.

In this way, in the probable scenario, there is no impact on the fair value of the financial instruments already presented above. For scenarios II and III, deterioration of 25% and 50%, respectively, was considered in the risk variables until the maturity date of the financial instruments.

As the controlled company only has derivative instruments for hedging of its financial debt, changes in the scenarios are accompanied by the respective hedge objects, thus showing that the effects thereof are almost null. For these transactions, the controlled company has stated the balance of the subject matter (debt) and of the derivative financial instrument (hedge) in separate lines of the sensibility analysis table, in order to inform on the net exposure of the Company, in each of the three mentioned scenarios, as shown below:

Sensibility Analysis – Net Exposure

Operation	Risk	Scenario I	Scenario II	Scenario III

Hedge (Asset position)	Derivatives (Risk reduction USD)	186,956	233,696	280,437
Debt in USD	Debt (Risk increase USD)	(196,233)	(245,298)	(294,367)
	Net exposure	(9,277)	(11,602)	(13,930)

Hedge (CDI Liability position)	Derivatives (Risk increase CDI)	(254,304)	(254,373)	(254,443)

 Premises for the Sensibility Analysis

Risk Variable	Scenario I	Scenario II	Scenario III

USD	2.337	2.921	3.506
CDI	13.62%	17.03%	20.43%

The net exposure in CDI shown in the sensibility analysis does not reflect all the exposure of the Company to the local interest rate, once the controlled company has debts indexed to the CDI, as already mentioned.

For calculation of the net exposure, all the derivatives were considered at their fair value, as well as the related debts (hedged items).

The fair values, shown in the table above, depart from a portfolio position at December 31, 2008, however they do not reflect an estimate of realization due to the market dynamism, constantly monitored by the controlled company. The use of different premises may significantly affect the estimates.

29. SPECIFIC PURPOSE ENTITY - EPE

At December 31, 2007, the Company, together with its controlled company, effected financial investments in Brazil in a Fund for Investment in Shares of Investment Funds – FIC, managed by Banco Itaú S.A., which in turn invests in shares of other Investment Funds.

At December 31, 2007, the main information on the FIC is summarized as follows:

	Company	Consolidated
Consolidated portfolio
National Treasury Bill - LTN	401,349	401,349
Treasury Financial Bill - LFT	235,187	235,187
National Treasury Notes – NTN	4,895	4,895
Bank Deposit Certificate – CDB	92,997	92,997
Commitment opetarion	18,177	18,177
Others	(78)	(78)
	752,527	752,527

% Participation of Company and subsidiary	38.99%	95.71%
Value of participation	293,423	720,268

For purposes of information, the proportionally consolidated balance of the Investments in the current assets, considering the nature of the funds, is presented in Note 4.

30. POST-EMPLOYMENT BENEFIT PLANS

The controlled company individually sponsors a defined retirement benefits plan - Plano PBS Telemig Celular. Besides the benefit of supplementation, medical assistance (PAMA) is provided to retired employees and their dependents, at shared cost. Actuarial provisions relating to the defined benefit plans are recorded in "Other liabilities" (Note 18).

The controlled company also sponsors the CelPrev, a defined contribution plan. Participants can make three types of contributions to the plan, being: (a) regular basic contribution: percentage varies from 0% to 2% of their participation salary; (b) additional regular contribution: percentage varies from 0% to 6% of that portion of their participation salary that exceeds 10 Standard Reference Units of the Plan; and, (c) voluntary contribution: percentage is freely chosen by the participant and applied on his/her participation salary. The sponsor can make four types of contributions, being: (a) regular basic contribution: contribution equal to the participant’s regular basic contribution participant, less the contribution for defraying the cost of the sickness allowance and for defraying administrative expenses; (b) additional regular contribution: equal to the participant’s regular additional contribution, less the administrative expenses; (c) eventual contribution: voluntary contribution made at such times as may be determined by the sponsor; and (d) special contribution: contribution solely intended for those employees of the sponsor who are not participants of the PBS and who joined the plan within 90 days from the effective date of the CelPrev.

Below is a breakdown of the provision for the defined benefits retirement plans and retired employees medical assistance plan at December 31, 2008 and 2007, as well as other information required in CVM Resolution no. 371 about such plans:

Plan	2008	2007
PAMA	7,127	3,193
Total	7,127	3,193

1) Conciliation of Assets and Liabilities

	2008
	Total actuarial liabilities	Fair value of plan assets	Net liabilities (assets)
PAMA (i)	10,854	(3,727)	7,127
PBS (ii)	71,298	(108,866)	(37,568)
PBS-A (i) e (ii)	851	(1,148)	(297)
Cel Prev	1,364	(4,081)	(2,717)

	2007
	Total actuarial liabilities	Fair value of plan assets	Loss (gain) unrecognized actuarial	Net liabilities (assets)
PAMA	8,280	(3,790)	(1,297)	3,193
PBS	58,102	(107,919)	24,750	(25,067)
PBS-A	699	(1,133)	175	(259)
Cel Prev	24,468	(27,859)	2,672	(719)

i) This refers to the proportional participation of the controlled company in the assets and liabilities of the multi-sponsored plan – PAMA and PBS-A;

ii) Although the PBS, PBS-A, and Cel-Prev plans have recorded a surplus at December 31, 2008, not any asset was recognized by the sponsor.

2) Changes in the net actuarial liabilities (assets)

	Net (asset) liability as of December 31, 2007	Expenses (income) recognized in income in 2008	Sponsor’s contribution	Actuarial (gains) losses for the year	Net (asset) liability as of December 31, 08
PAMA	3,193	693	(70)	3,311	7,127
PBS	(25,067)	(5,943)	(458)	(6,100)	(37,568)
PBS-A	(259)	(50)	-	12	(297)
Cel Prev	(719)	(337)	(73)	(1,588)	(2,717)

3) Changes in the actuarial liabilities

	Actuarial liabilities as of December 31, 2007	Cost of current service	Interest on actuarial liabilities	Benefits paid	Actuarial (gains) losses	Actuarial liabilities as of December 31, 2008
PAMA	8,280	120	883	(219)	1,790	10,854
PBS	58,102	1,934	6,160	(1,872)	6,974	71,298
PBS-A	699	-	73	(57)	136	851
Cel Prev	1,166	171	122	(44)	(51)	1,364

4) Changes in the plan assets

	Fair value of plan assets as of December 31, 2007	Benefits paid	Sponsor’s and employees’ contributions	Return on plan assets	Gains (losses) on assets	Fair value of plan assets as of December 31, 2008
PAMA	(3,790)	219	(70)	(361)	275	(3,727)
PBS	(107,919)	1,872	(1,419)	(11,619)	10,219	(108,866)
PBS-A	(1,133)	57	-	(120)	48	(1,148)
Cel Prev	(4,557)	44	(95)	(516)	1,043	(4,081)

5) Expenses (revenue) in 2008

	Cost of service	Cost of interest on actuarial obligations	Expected return on assets	Employees’ contributions	Cost of the amortization	Total
PAMA	120	883	(361)	-	51	693
PBS	1,934	6,160	(11,619)	(948)	(1,469)	(5,942)
PBS-A	-	73	(120)	-	(3)	(50)
Cel Prev	171	122	(516)	-	(115)	(338)

6) Estimated expenses (revenue) for 2009

	Cost of service	Cost of interest on actuarial obligations	Expected return on assets	Employees’ contributions	Total
PAMA	116	1,090	(400)	-	806
PBS	1,995	7,113	(12,124)	(990)	(4,006)
PBS-A	83	-	(133)	-	(50)
Cel Prev	182	134	(465)	(12)	(161)

7) Actuarial premises

	Discount rate used at current value of actuarial liabilities	Estimate return rate on plan assets	Future compensation growth rate	Medical costs growth rate	Benefits growth rate	Mortality table	Disability table
PAMA	10.14%	10.88%	-	8.04%	-	AT83 segregated by gender	Mercer Disability
PBS	10.14%	11.19%	6.44%	-	4.90%	AT83 segregated by gender	Mercer Disability
PBS-A	10.14%	11.91%	-	-	4.90%	AT83 segregated by gender	-
Cel Prev	10.14%	11.44%	7.10%	-	4,90%	AT83 segregated by gender	Mercer Disability

31. TRANSACTIONS WITH RELATED PARTIES

The main transactions with non-consolidated related parties are:

a) Communication via local cellular phone and long distance and use of network: these transactions are carried out with companies of the same controlling group: Vivo S.A., Telecomunicações de São Paulo S.A. - TELESP and subsidiaries. Part of these transactions was carried out in conformity with agreements entered into between TELEBRAS and the concessionaires prior to the privatization, under conditions regulated by ANATEL.

b) Telephone assistance services: services provided by Atento Brasil S.A. and Mobitel S.A. – Dedic to users of telecommunication services, contracted for 12 months, and renewable for an equal period.

Below is a summary of balances and transactions with related parties:

	Consolidated
	12.31.08	12.31.07
Assets
Accounts receivable, net	12,973	2,747
Intercompany credits	-	26,076

Liabilities:
Suppliers and accounts payable	14,088	9,014

Statement of operations:	Consolidated
	2008	2007
Revenue from telecommunications services
Amazônia Celular S.A.	-	494
Brasil Telecom S.A	-	31,588
Telecomunicações de São Paulo S.A.	4,299	-
	4,299	32,082
Expenses:
Other operating expenses
Atento Brasil S.A	(11,895)	-
Mobitel S.A (Dedic)	(3,424)	-
Balance at December 31	(15,319)	-

Revenue with of sharing resources
Tele Norte Celular Participações	-	409
Amazônia Celular S.A.	-	22,898
Balance at December 31	-	23,307

Until March 31, 2008, the Company and its controlled company, Amazônia Celular S.A. and Tele Norte Celular Participações S.A. were owned by the same controlling shareholder – Telpart Participações S.A. For this reason, the amounts stated for the fiscal year ended December 31, 2008 refer to the transactions among these companies and they remained as related parties only for the sake of comparison.

32. DIRECTORS’ AND EXECUTIVE OFFICERS’ FEES

In fiscal years 2008 and 2007, the directors’ and executive officers’ fees totaled R$2,124 and R$3,001 in the consolidated statement and R$940 and R$1,308 in the holding company, respectively, and were recorded as administrative expenses.

33. INSURANCE (CONSOLIDATED) - (NOT REVIEWED BY AN INDEPENDENT AUDITOR)

The Company and its controlled company have adopted a policy of monitoring risks inherent to their transactions. For this reason, as of December 31, 2008, the Company and its controlled company had insurance contracts in place for coverage of operating risks, civil liability, health risks, etc. The Management of the Company and its controlled company considers that the amounts of such contracts are sufficient to cover potential losses. The main assets, liabilities or interests covered by insurance and their respective amounts are shown below:

Type of Insurance	Insured amounts
Operating risks	R$2,026,509
General Civil Liability– RCG	R$12,000
Automobile (fleet of executive vehicles)	R$1,100 for Corporal and Material Damages

34. AMERICAN DEPOSITARY RECEIPTS (“ADRs”) PROGRAM

On November 16, 1998, the Company started trading ADRs at the New York Stock Exchange (NYSE) under ticker symbol “TMB”, with the following characteristics:

  Type of shares: preferred.
  Each ADR represents two (2) preferred shares.
  The shares are traded by way of ADRs with ticker symbol “TMB” at the New York Stock Exchange.
  Foreign depositary bank: The Bank of New York.
  Brazilian custodian bank: Banco Itaú S.A.

35. LIENS, EVENTUAL LIABILITIES AND COMMITMENTS

The controlled company has undertaken commitments with lessees of several stores and “sites” where the radio-base stations (ERB’s) are installed, which commitments were already contracted at December 31, 2008, in the amount of R$960,487, as shown below:

Year	Amount
2009	97,160
2010	94,804
2011	95,747
2012	95,570
2013 and after	577,206

Total	960,487

36. FINANCIAL STATEMENTS FOR FISCAL YEAR ENDED 12.31.07

In order to offer proper comparison, we are presenting below the consolidated financial statements for fiscal year ended December 31, 2007, considering the necessary reclassifications for alignment of the Company’s and its controlled company’s practice to the holding company’s practices, as well as the adjustments arising out of the retrospective application of the new accounting practices, as described in note 2.

BALANCE SHEET AS OF DECEMBER 31, 2007

ASSET	Released on 12.31.07	Reclassifications new Controlling company	Adjustments Law No. 11.638/07		Balance sheet on 12.31.07, published on 12.31.08

CURRENT:
Cash and cash equivalents	3,180	727,392	-		730,572
Quota investment fund	727,447	(727,447)	-		-
Trade accounts receivable, net	232,895	55	-		232,950
Inventories	35,278	-	-		35,278
Advances to suppliers	-	443	-		443
Deferred and recoverable taxes	142,195	155,909	-	a,d	298,104
Prepaid expenses	-	6,815	-	B	6,815
Other assets	14,240	(7,630)	-	b	6,610
Total current assets	1,155,235	155,537	-		1,310,772

NONCURRENT ASSETS:
Long-term assets:
Deferred and recoverable taxes	291,680	(12,378)	2,981	a	282,283
Prepaid expenses	-	1,154	-	b	1,154
Credit with related companies	26,076	(26,076)	-	c	-
Other assets	14,220	19,245	-	b,c,e	33,465
Investments	60	-			60
Property, plant and equipment, net	730,468	-	-		730,468
Intangível, líquido	108,636	-	-		108,636
Deferred assets, net	12,784	-	(12,784)	k	-
Total noncurrent assets	1,183,924	(18,055)	(9,803)		1,156,066

TOTAL ASSET	2,339,159	137,482	(9,803)		2,466,838

LIABILITIES	Released on 12.31.07	Reclassifications new Controlling company	Adjustments Law No. 11.638/07		Balance sheet on 12.31.07, published on 12.31.08
CURRENT
Payroll and related accruals	-	34,796	-	h	34,796
Trade accounts payable	398,483	(14,489)	-	f	383,994
Taxes payable	15,143	118,601	-	a	133,744
Loans	-	5,904	-	g	5,904
Interest on shareholders’ equity and dividends	59,419	-	-		59,419
Provisions	40,699	(40,699)	-	g,h	-
Concession licenses	-	5,577	-	i	5,577
Other liabilities	125,035	33,037	-	d,f,i	158,072
Total current liabilities	638,779	142,727	-		781,506

NONCURRENT LIABILITIES:
Long-term liabilities:
Taxes payable	-	9,954	-	a	9,954
Loans	147,930	(6,226)	-		141,704
Debentures	-	6,226	-		6,226
Provisions	23,831	(23,831)	-	e,j	-
Reserve for contingencies	-	8,632	-	e,j	8,632
Derivative contracts	91,630	-	405	l	92,035
Concession licenses	24,662	-	-		24,662
Pension plan	3,193	(3,193)	-		-
Other liabilities	-	3,193	-		3,193
Total noncurrent liabilities	291,246	(5,245)	405		286,406

MINORITY INTEREST	179,315	-	(1,710)	N	177,605

SHAREDOLDERS’ EQUITY	1,229,819	-	(8,498)	o	1,221,321

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,339,159	137,482	(9,803)		2,466,838

The main reclassifications made in the balance sheet are as follows:

a. Annulment of the deduction of taxes recoverable/deductible against taxes, fees and contributions payable (ICMS, Pis, Cofins, IR, CS and Fust) and adjustment for adoption of Law no. 11.638/07 (note 2);

b. Segregation of “Prepaid Expenses” from “Other Assets”;

c.Transfer of the amounts of “Credits with Related Companies” (former controlling group) to the “Other Assets” group;

d. Transfer of ICMS on prepaid services to be rendered (Deferred Revenue) to “Deferred and Recoverable Taxes”;

e. Deduction of the amounts of judicial deposits from “Provisions for Contingencies”.

f. Transfer of the balance of “Loyalty Program” of “Suppliers” and other amounts to “Other Liabilities”;

g. Transfer of the amounts of loan interests from “Provisions” to “Loans”;

h. Transfer of the balances of “Labor, Payroll Charges and Benefits” from “Provisions” to the specific line;

i. Transfer of the balances of “Concession Licenses” from “Other Liabilities” to the specific line;

j. Segregation of the “Provisions for Contingencies, presented net of judicial deposits”;

k. Retirement of deferred assets, as a result of the application of Law nº 11.638/07 (note 2);

l. Effect of the adjustment to market value, as a result of the application of Law nº 11.638/07 (note 2);

m. Effect of the minority interests, as a result of the application of Law nº 11.638/07 (note 2);

n. Effect of the adjustments to the net income, as a result of the application of Law nº 11.638/07 (note 2);

STATEMENTS OF OPERATIONS

	Released on 12.31.07	Reclassifications new Controlling company	Adjustments Law No. 11.638/07		Statement of operations de on 12.31.07, published on 12.31.08

Gross operating revenue	2,231,143	(298,999)	-	a,b	1,932,144

Deductions from gross revenue	(853,743)	282,613	-	a	(571,130)

Net operating revenue	1,377,400	(16,386)	-		1,361,014

Cost of services provided and cost of goods sold	(713,126)	293	-	c,d,e,f,h,i	(712,833)

Gross profit	664,274	(16,093)	-		648,181

Selling expenses	(305,956)	(8,565)	(3,998)	c,e,g,h,j,k	(318,519)
General and administrative expenses	(113,820)	(40,555)	-	g,h,i,k	(154,375)
Other operating income(expenses), net	-	47,654	-	f,h,k,l	47,654
Interest on shareholders’ equity paid	-	(10,107)	-		(10,107)
Financial income, net	31,287	(1)	5,265		36,551

Operating income	275,785	(27,667)	1,267		249,385

Non-operating income, net	2,170	(2,170)	-	l	-

Net income before taxes and interest	277,955	(29,837)	1,267		249,385

Income and social contribution taxes	(81,022)	(1)	(431)		(81,454)
Minority Interest	(29,803)	-	(140)		(29,943)
Employee profit sharing	(19,731)	19,731	-	i	-
Change in Shareholders’ Equity that not affecting the result	1,007	-	-		1,007
Reversion of the interest on shareholders’ equity	-	10,107	-		10,107

Net income for the year	148,406	-	696		149,102

The main reclassifications effected in the income statement are as follows:

  Elimination of the amounts of prepaid services recharge bonus against discounts granted;
  Transfer of the shared infrastructure amounts and EILD to “Other Operating Revenue (Expenses)”;
  Transfer of the amounts of handset storage and distribution costs to “Selling Expenses”
  Transfer of the amounts of fines on telecommunication services to “Other Operating Revenue (Expenses)”;
  Transfer of the amounts of internet communication services, preparation and mailing of telephone bills to “Selling Expenses”;
  Transfer of the amounts of Fust, Funttel to “Other Operating Revenue (Expenses)”;
  Transfer of the amounts of corporate services to “Other Operating Revenue (Expenses)”;
  Transfer of the amounts of bank tariffs and other expenses to “General and Administrative Expenses”;
  Transfer of the amounts of employees’ profit share to “General and Administrative Expenses”.
  Transfer of the amounts of provision/reversal of obsolescence to “Cost of Goods Sold”;
  Transfer of the amounts of provision for contingencies to “Other Operating Revenue (Expenses)”;
  Transfer of the non-operating income to “Other operating revenue (expenses), net”, pursuant to MP nº 449/08;
  Effects of IR and CS, arising out of application of Law no. nº 11.638/07 (note 2);
  Effects of minority interest, arising out of application of Law nº 11.638/07 (note 2);
  Net effect of all the adjustments arising out of Law nº 11.638/07.

 37. SUBSEQUENT EVENTS

On January 14, 2009, Telemig Celular fully settled the US$ 80,000 loan agreement in Unsecured Senior Notes, at interest rate of 8.75% per year, with scheduled maturity date on January 20, 2009. The total amount paid for principal and interests was R$192,559 at the settlement date.

Additionally, on this same date, Telemig Celular settled the financial transactions with derivatives (Swaps), also in the amount of US$ 80,000, which had been contracted for reducing the exchange variation risks of the foreign currency loan. The maturity of these contracts was scheduled for January 14, 2009 and the amounts paid totaled R$70,800 at the payment date.

MANAGEMENT REPORT

The Management of Telemig Celular Participações S.A. (Telemig Participações or Vivo Minas), in compliance with legal and statutory provisions, hereby submits the Management Report and Financial Statements of the Company, together with the Independent Auditors’ and the Statutory Audit Council’s reports, for the fiscal year ended on December 31, 2008.

Telemig Participações, controlled by Vivo Participações S.A. (Vivo), is the holding company that controls operator Telemig Celular S.A. (Telemig Celular or operator), holding an authorization to render personal mobile services in the State of Minas Gerais and, together with Vivo, in the whole domestic territory

From any view point of analysis, 2008 was an excellent year. We continued to have a sustainable growth on the market, with a market share of 28.7% in our area of coverage. This means that, out of the 150.6 million Brazilians owning cellular phones in the end of December 2008, 4.6 million were our customers. The financial income earned in the year is extremely significant. The net operating revenue grew 14.7% over 2007, recording R$ 1,561.0 million. The EBITDA margin of 41.7% on the operating revenue is 9.8 percentile points higher than it was last year. In the same comparison, the net profit calculated in accordance with the corporate law increased by 73.9%, coming to R$ 259.3 million.

Throughout this report, the reader will be able to find other indicators reflecting the strong performance recorded by the Company in the year. As much important as the figures themselves, it is to show how we arrived to such performance – the reasons which reassure that we are trailing a self-supported progress path.

Connectivity, the essence of a network society

If our course involved different fronts of action, they all converged at one and only point: to make the Company, operating under Vivo Brand, the company offering the best quality from the customers’ viewpoint. We have thus centered all our recourses and efforts in all that matters to the customer: services, customer relations and billings/recharge.

As a result we have built the differential that has set Vivo Minas apart and transformed our quality-based standing into concrete facts. In this process, we have also conceived a set of key elements to create conditions to enable a greater number of persons to connect to each other at any time and any place, fostering a more humane, safer, smarter and enjoyable way of living. This is our mission in the context of a network society. It emerges from connectivity and mobility technologies and radically transforms the way of being and existence of people, companies, production lines and generation of wealth.

To provide more and better services that foster a network society is to create potential opportunities of development and progress – for people, corporations, society in general, and the country.

At the same time it is both a privilege and a challenge to be a company whose core business is basically to connect persons to one another. The better we are at this role, the more will we able boost this virtuous circle to help establish the dynamics that will reflect in the growth of our own businesses.

Connectivity – with quality, in any place

We have invested in the expansion of our network and, together with Vivo, across the whole Brazilian territory, and in the improvement of our operations so that we could offer customers greater coverage and a better signal quality. At the closing of 2008, our network added to Vivo’s covered more than 3,000 Brazilian municipalities. The project to implement our 3G network, started this same year, enabled us boast the greatest coverage also for this technology at the end of December, a technology that provides high-speed data transmission and Internet access.

We have brought about this growth while maintaining a high standard of quality both in services and customer relations. We rank first on the ANATEL’s quality ranking, having met 99.5% of our goals. In December, when the new regulations on call center services came into force, we were already prepared to comply with the new regulations.

At the same time, we have upgraded our billing and recharge systems, making sure that our customer is sent an invoice within the foreseen time and may recharge a cell phone in any location at a fair price. VIVO Escolha (Vivo Choice) plans – which combine simplicity with flexibility – were pointed out as the most economical, according to a market study conducted by the Brazilian Consumer Protection Association (Proteste).

Quality services and customer relations and offers and prices that meet consumer expectations have contributed towards VIVO customers being the most satisfied on the market.

 A sound connection with the customer base

Trailing a different path than the market’s, and resorting to heavy artillery aimed at  capturing new customers to increase market share, we put our efforts into strengthening relations with our customer base. They were the main target public in the promotions we made of our best products and services. One such example was the launch of the iPhone. The object of desire of innovation zealots, VIVO’s iPhone was initially offered to its customers. They were allowed to reserve the product beforehand and buy it without the hassle of having to face queues. We expressed our recognition of the value and our efforts to privilege and benefit VIVO customers in a number of other campaigns and initiatives.

As a result of this strategy, we have managed to retain the most active customers on the market. This has resulted in our maintaining our churn rates (an annualized 45.6%) and our share of income per user being higher than the market share. A satisfied customer will not move over to a competitor. And more: this customer brings new customers since he will be the spokesman of the advantages of VIVO. This strategy has brought good results. Our 41.7% EBITDA margin is one of the highest reported in the mobile telecommunications business.

In addition, to ensure customer loyalty means less acquisition expenses. It also reduces commercial costs, increasing the capacity to generate greater cash flows that can be invested in the network, quality, and in projects that influence customer satisfaction. Combined with strict internal controls, we have managed to maintain our costs at a level below that of revenue growth, thereby generating the extra margins to fund the Company’s growth ambitions.

The connection with our people

If the strategy focused on quality and customer satisfaction has been a success it is because we have managed to stimulate another network in support of this cause: our employees. Adding those on the payroll with the contractors, there are over 2,600 persons committed to fulfilling these goals. This is only possible in a healthy and stimulating work environment.

Intense and transparent internal communications, corporate campaigns and other tools are used to maintain our employees fine-tuned to our company strategies and goals, and to motivate them to do more for the customer. Among various other instruments, we created an interactive portal Mais Vivo, which encourages professionals to keep informed of and updated on issues related to our business, and to interact through communities and chat rooms.

The connection with the community

The good results in 2008 also include the social and environmental responsibility projects. A pioneer cell phone, accessories and batteries recycling program, Vivo Recicle Seu Celular, registered a record 1.5 million items collected and sent either to be recycled or adequately disposed of. Awarded the “Top Citizenship” prize by the Brazilian Human Resources Association, it is an example of what a network of persons committed to a cause can do to improve the environment. We closed the year, together with Vivo, with over 3.400 collection points, a huge advance when compared to the 161 stores engaged in the cause in 2007.

We also moved forward in our efforts to include the disabled, with projects such as Eu Vivo Remando, which set up the first adapted rowing team in Brazil, and trains youngsters to represent VIVO in the future in professional rowing contests. Another relevant contribution was made by the VIVO Volunteer Network, which produced over 200,000 pages in Braille and over 150 hours in audio books.

Connectivity with the future

Brazil boasted over 150 million cell phones at the end of the year. Once again the market grew by over 20% per year. In this universalization process, the cell phone has registered a growing penetration in the lower-income classes. They have increased the number of persons that make up the network society we mentioned at the beginning of this message, and have been given greater opportunities to generate income, gain access to cultural events, information, education, security and entertainment. In other words, they have a better chance of growth and social mobility. As they do so, they fuel the development and progress of this country.

Our service is essential to keep people connected and, as a result of being connected, identifying new windows of opportunity – both in times of economic stability and also of crisis. We are seeing the beginning of a new era, an era of knowledge and information, of the network society. And the current context invites us – as citizens, as a company, as a country – to seriously think about what kind of future we want. Do we want to lead this transition from an industrial society to an information society, or to stick to old strategies and be mere spectators of this process. To invest in the national broadband, for example, may make all the difference to Brazil in terms of education, social and economic development and inclusion of a greater number of citizens in the consumer market.

The Company has chosen the first option. We believe in the essentiality of our services. We will continue to invest in order to expand our network, to improve the quality of our services and add value to them, to allow people to be increasingly connected and to allow an increasingly greater number of people to be connected. Connecting people is our business; to do so with the best quality is our focus. In this way we have earned the trust of our customers, employees, partners, of society, our investors and shareholders. Therefore, when we look at the 2008 results, we must look beyond the significant figures. These were produced as a result of a consistent strategy, determinedly and courageously pursued by the Company in the last few years, which will pave the way to its future trajectory of sustainable growth.

1 – The Political and Economic Situation

The international scene in 2008 was marked by the slowing down of economic growth. The US economy, impaired by the increase in the delinquency rate, registered negative growth in gross domestic product in third quarter 2008. This retraction also hit other developed economies. Different countries in the Euro Zone suffered two consecutive drops in gross domestic product, characteristic of a recession. The practical effect of this scenario was that the world’s gross domestic product lost impulse in 2008. According to IMF estimates, global GDP dropped from 5.0% in 2007 to 3.0% in 2008. The economies of the developed countries were hit the hardest, with a decrease in average growth rate to 1.5%, from 2.6%, according to the same source.

The Brazilian economy’s balance of payments did not come out unscathed by this international situation. Throughout 2008, the balance of current transactions with the rest of the world changed significantly. The change in Brazilian export figures during the year was a result of, among other factors, the slump in international demand, which impacted the prices and quantities of exported products. The trade balance amounted to US$ 24.7 billion, down US$ 15.3 billion in relation to the previous year. Because of this reduction, the current account balance in 2008 decreased to -US$ 28.3 billion, as compared to +US$ 1.5 billion in 2007.

Besides the drop in the current account balance, there were also changes in the capital and financial account. Incoming direct foreign investments (DFI) continued surprisingly auspicious, with a record volume of US$ 45.1 billion accumulated in the year. However, due to a greater aversion to risk on the international scenario, portfolio investments such as long-term bonds and variable-yield instruments were redeemed in the last four months of 2008. The capital and financial account dropped to US$ 33.0 billion in 2008 (from US$ 89.0 billion in 2007). As a result of the combination of the changes in the current account and capital and financial account balances, the final balance of payments figure decreased from US$ 87.5 billion in 2007, to US$ 2.9 billion in 2008.

This balance of payments deterioration had repercussions in the evolution of the exchange rate. The upward trend of the Brazilian currency appreciation registered since 2003 was interrupted in the last four months of 2008. The exchange rate of R$1.00/US$ 2.34 reported at the end of 2008 was higher than last year’s R$1.00/US$ 1.77, evidencing a 32.2% deterioration in the Brazilian currency value.

Differently from former years, the depreciation registered in 2008 did not raise the public debt level. In fact, net public debt fell to 36.0% of gross domestic product, its lowest since 1998. This was due, among other factors, to Brazil’s accumulated reserves, which exceeded public debt. As a result, instead of an international debtor, Brazil has become an international creditor. This new status fostered the investment risk rating of Brazilian government debt bonds by two credit rating agencies, Standard & Poor’s and Fitch Ratings, in April and May 2008, respectively.

On the other hand, Brazilian currency depreciation influenced the behavior of inflation on the domestic market. The increase in consumer prices, measured by IPCA, reached the level of 5.9% in 2008. This is still less than the ceiling rate of 6.5% targeted by Brazilian Central Bank, but higher than its chief goal of 4.5%. The General Price Index – Market (IGP-M) rose by 9.8% in 2008. This is the highest level attained by this index since 2004. It should be mentioned, however, that the 2008 price indexes were particularly affected by the international prices of different commodities, especially in the first half of the year. Despite the drop in these prices in the second half of 2008, the average accumulated price in the year was higher by 18.6% than the average in 2007, according to the index calculated by the Commodities Research Bureau (Reuters / Jefferies CRB Index).

Because of this still high domestic inflation rate, Brazilian Central Bank has adopted a contractionist monetary policy.  The SELIC rate, maintained at 11.25% up to midyear 2008 – the lowest rate ever set by Brazilian Central Bank -, was raised to 13.75%. Despite this increase, the estimated real interest rate based on the SELIC rate and inflation rate, as measured by IPCA, was 6.2%, both of which are 12-month accumulated figures.  This is the lowest real interest rate in the last ten years, based on this annual comparison.

The drop in the real interest rate boosted economic growth, with the expansion of credit facilities. The volume of credit as a percentage of gross domestic products rose from 34.2% at the end of 2007 to 41.3% at the end of 2008.  We should also highlight the improvement in the consumer confidence rate, whose average annual rate was the highest reported in the last decade, according to Fecomércio estimates (140.4 points).  Maintaining the upward trend that started in 2004 up until November 2008, retail sales volume was up 9.8% in relation to the same period of 2007.  In the labor market, the average unemployment rate fell to 7.9% in 2008, from the previous year’s 9.3%. On a like comparative basis, the salary mass grew 7.3% in real terms.

The combination of these factors boosted domestic demand and, as a result, gross domestic product in Brazil. The accumulated 12-month figure through the first quarter of 2008, shows that gross domestic product increased at the rate of 6.3%. Family consumption rose even higher, to 6.7%, on the same comparative basis. The telecommunications industry benefited from this scenario. Expansion in salary mass and credit increased consumers' capacity to purchase telecommunications services. According to the National Accounts disclosed by IBGE, industries linked to information services experienced an accrued growth of 8.7% in the accumulated 12-month figure through to the end of the third quarter of 2008, as compared to the same period in 2007.

The cell phone market in Brazil

The year 2008 marked a milestone in the consolidation of transactions on the telecommunications market with special emphasis on the conclusion of the mergers of Telemig Celular by VIVO and Amazônia Celular and Brasil Telecom by Oi. Also an important change in the market was the entry of VIVO in northeastern Brazil, Claro in the Amazon Region and OI in the state of São Paulo and Aeiou in the municipality of São Paulo and neighboring areas. To complete the changes in this panorama, we should mention the entry into operation of the new 3G networks in Brazil and number portability, a right that allows users of fixed and mobile telephones to transfer to other carriers without having to change their phone numbers. In compliance with ANATEL’s time line, number portability will be extended to users as of September 1, 2008, and the process to include all localities in Brazil will be completed by March 2009.

In 2008, 180,144 telephone users applied for portability – 66% (119,533) for mobile number portability and 34% (60,611) for fixed number portability. According to the 2008 balance sheet disclosed by ABR Telecom, the portability manager, 119,100 users have completed their request for portability, which represents approximately 0.2% of a total of more than 60 million telephone users living in the 2,862 municipalities (30 DDDs) where the service is already available.

The competition this has spurred, coupled with the prevailing economic growth throughout most of the year, fostered the continued accelerated growth of the Brazilian cell phone market.

In December 2008, Brazil reported 150.64 million cell phone users and a density of 79.1 cell phones/100 inhabitants. This is higher by 24.5% than the 120.98 million consumer market registered in December 2007, and penetration was a reported 14.9 percentage points higher than the year before (64.2%).  In 2008,  a total 29.66 million cell phones were added to the base.

According to the Brazilian Telecommunications Atlas, the cell phone market experienced another strong geographical expansion. Coverage was extended to another 463 cities, up 13.8%.  This service is currently that found in the greatest number of Brazilian cities; it is available in 68.7% of its municipalities. Of greater relevance (due to the dense populational and income concentration in Brazilian urban centers), however, is the fact that the population in areas in which mobile phone services are provided accounts for 96.75% of total domestic consumption of goods and services, despite being only 90.8% of Brazil’s total inhabitants.

Prepaid phones boast 81.47% share of the total cell phone lines on the Brazilian market. As regards technology, GSM cell phone users account for 88.9% of the total number of cell phones.

Regulatory Environment

The main events that marked the year 2008 were: the continuation of ANATEL’s oversight actions, which were intensified after the enactment of the new SMP regulations and Decree 6523/2008 (general regulations on Consumer Services by telephone) on February 13, 2008 and December 1, 2008, respectively; the issue of Public Inquiries and Agency Resolutions, with the changes in the regulations focusing increased competition and consumer rights; the issue of Decree 6654/2008, with the new Plan of Granted Concessions (PGO), which now allows a telephone group to have concessionaires in more than one area in Brazil; and the introduction in September 2008 of the commercial operation of number portability, according to which users may retain their phone numbers, independently of which telecommunications service carriers they choose.

The most important of the Public Inquiries was that held by the Ministry of Communications (Ordinance 179/2008), with a view to understanding society’s expectations regarding the future of telecommunications in Brazil, to allow administration to improve its policies and meet society’s expectations.

In November 2008, ANATEL started Public Inquiry 54/2008, with a proposal to attribute to Mobile Service and assign to SMP, besides those assigned to the Multimedia Communications Service (SCM) and Switch Fixed Telephone Service (STFC), for the first time, the 3,400 mHz to 3,600 mHz radiofrequency band, and amend the regulations governing this band. The deadline for the public to express their opinions was January 5, 2009.

May 6, 2008 was the deadline for manifestations related to Public Inquiry 7/2008, which proposes a new regulation to evaluate the efficiency of the use of the radiofrequency spectrum.

The most important of the resolutions published by ANATEL was that under No. 516 related to the General Plan for the Updating of the Telecommunications Regulations in Brazil (PGR), which establishes such short-term actions as: i) review of quality indicators, with a view to adopting quality principles perceived by users; ii) implementation of virtual mobile operations; iii) permission of the restricted mobility in other telecommunications services; iv) offer of new frequencies such as 450 MHz, 2,500 MHz and 3,500 MHz, including any surplus resulting from SMP competitive biddings, so that several of the services can promote the broadband massification; v) the conduction of a study to establish the groups that hold significant market power (PMS) in SMP.

On April 29, 2008, Telemig Celular signed the Instruments of Authorization of Radiofrequencies arising from competitive bidding 002/2007 – “3G”.  Instruments related to the right to use radiofrequency in the J band (in 1,900/2,100 MHz), for 15 years, extendible once only for a like period, were signed.

On June 30, 2008, ANATEL published Act 3832 in the Federal Official Gazette (DOU), according to which it established that SMP providers with base stations operating on analog technology would maintain this equipment in operation until the conclusion of Public Inquiry 24/2008 or to any other new date to be established by this Authority.

On March 4, 2008, the Directive Council of ANATEL consented to the transfer of the control of Amazônia Celular to VIVO and subsequently to the transfer of the control of Amazônia Celular to Oi (Telemar Norte Leste S.A.).

On April 30, 2008, in accordance with Resolution 483/2007, all mobile service providers delivered the first Accounts Separation and Allocation Document (DSAC), more commonly known as the cost model.

In 2008, one of the highlights was the continuation of the free negotiation of the remuneration for use of the mobile networks (VU-M).  In July, ANATEL ratified the adjusted amounts of the so-call VC-1, VC-2 and VC-3 of local and long-distance service concessionaires. As a result, the VU-M price was adjusted for all fixed-mobile calls involving STFC and SMP providers.

2 - Marketing Strategy

With the acquisition of Telemig Celular by Vivo Participações S.A. several initiatives were carried out for strengthening the brand and potentializing reasonable actions in Minas Gerais. The marketing strategy was supported by projects for competitiveness increase, brand consolidation and search of excellence in service rendering as a way to ensure effective customer management and effective business results. These principles were translated into major actions which were carried out along year 2008:

  Launching of Vivo brand in Minas Gerais, informing the union of the operators and presenting Vivo’s credentials.
  Launching of the Vivo Escolha (Vivo Choice) Plans, seeking more attractive offers and starting the integration process between the two companies.
  Aggressive customer loyalty retention policy for keeping a high index of protection of the customer base.
  Customer profitabilization by means of actions for stimulating the use of services.
  More aggressive acquisition campaigns, which reflected on the material increase in the Share of gross adds.
  Evolution of 3G technology, with more speed and excellence in service quality.
  Launching of iPhone, giving priority to sales to the current customers, strengthening the customer base valuation posture.
  Increased capillarity of recharge points by forging partnerships with new establishments, improving competitiveness in the channels.
  Repositioning of long distance strategy, with wide disclosure of the 15 long distance call code and its exclusive benefits.

As a result of the foregoing, in 2008 Telemig Celular was able to meet add 700 thousand new customers, through its excellent commercial performance and market share gains in the most important commemorative dates, such as Mother’s Day and Christmas.

Communication Campaigns

The launching of Vivo brand in Minas Gerais on April 13th was supported by a major market communication campaign and the performance of integrated actions of relationship with several target publics, following the successful formula of the launching of Vivo brand five years before. One of the actions which had a great impact was the turning of the brand: from the night to the day, 378 points of sale of Telemig Celular had their façades changed to Vivo’s.

Vivo arrived to Minas Gerais with much proud and the commitment to do the best to its customers. In its launching communications in this market, Vivo sought to thank for the trust deposited by the Minas Gerais public on it and to strengthen the expectancy that a history of success was beginning there.

The branch launching publicity campaign was transmitted in large mass communication vehicles, and counted on the participation of actor Selton Mello, communicating to the market that Telemig was being transformed into a still better company and that customers had nothing else but to gain: “A signal that what is good will become still better”. An institutional launch movie and several announcements in the printed press were broadcasted as from April 13, seeking to emphasize the new benefits to the customers, such as speaking with more savings, counting on the best quality which only the leader can offer.

Events and Sponsorships

The launching of Vivo in Minas Gerais was marked by a commemorative  show on April 13th at Vivo Minas Arena, with presentation of Jota Quest band and the presence of special guests, including customers, journalists and Vivo employees.

With the launching of Vivo brand in Minas Gerais, the region became part of the markets contemplated in Vivo’s cultural sponsorships platform, such as Cirque du Soleil and Russian State Ballet.

As far as sports are concerned, worthy of mention is the renewal of the sponsorship to the Male Volleyball Team, the sole four-time champion of the Brazilian Super League – which changed the name into Vivo/Minas – and the renewal of the sponsorship to the Area, named Vivo Arena.
Other projects and sponsorships are also worthy of mention:

  Participation in the Minas Comunica Project (lot 2, 134 municipalities – all of them activated), designed for social info-inclusion in isolated municipalities, of low demographic density.
  Integration and enlargement of cultural and socio-environmental projects developed by Instituto Vivo and by Instituto Telemig Celular.

  Implementation in Minas Gerais of the pioneering recycling project for cellular handsets, batteries and accessories – Vivo Recicle seu Celular.

3 – Business Performance

Operating Performance

In the end of 2008, Telemig Celular recorded 4,626,652 customers, an increase of 18.6% in relation to 2007. By the end of the period, the post-paid plan subscribers totaled 974,979 customers or 21.1%, an important percentile for the business results, once this segment concentrates more value-added users, representing a growth of 17.0% over 2007. The prepaid plan subscribers totaled 3,651,673 customers, or 78.9% of the customer base, which represents an increase of 19.1% in relation to the previous year. This result represents a market share of 28.7% in the period.

The ARPU (average revenue per user) of R$27.3 posted in 2008 was 7.1% lower than in 2007, due to the increase in the number of customers, which has an arithmetic impact on such indicator. Total MOU (average monthly minutes of use by customer) recorded in 2008 was 98 minutes, a 40% increase in relation to the previous year.

SAC (subscriber acquisition cost) was R$56 in 2008, down 21.1% when compared to 2007, which reported R$ 71. The decrease is due to a reduction in subsidies, commissions and advertising, despite a more intense business activity, as a result of higher participation of GSM handsets and SIM Cards (Chip), wich have a lower cost.

Infrastructure - Network

In 2008, Telemig Celular continued with the implementation of its network in the WCDMA and GSM/EDGE technologies. In year end, 604 municipalities were served, which figure is quite above the competitors’, and out of this total, 604 were covered by GSM/EDGE technology, 10 by 3G technology and 263 by TDMA technology. Telemig Celular also provided the best quality of services in the state, based on Anatel’s indicators.

The most significant initiatives in the period were the growth of the GSM/EDGE network, both in terms of capacity and of coverage, the expansion of the coverage of the 3G network, adding even more value to the customers because it enabled high speed data access and differentiated services, and the implementation of the numeric portability.

Distribution Network

Telemig Celular constantly invests in the qualification of its selling channels and in the diversification of its marketing tools.

In 2008, its focused on the expansion of the Own Stores channel by increasing capillarity and standardization, opening seven new stores in shopping centers in which we had no point of sale and remodeling three strategic stores (Betim, BH Shopping and Savassi) within Vivo’s standard.
Actions were implemented during the year towards strengthening sales and unifying processes by means of programs for managing qualification, Excellence Indicators, Customer Satisfaction Index, exchange of store team’s uniforms, among others.
For 2008, Vivo MG had the following changes in its own distribution channel:
Own Stores – They totaled 27 in the end of 2008, being 8 in Shopping Centers and 19 in street stores, an increase of 7 stores in relation to the previous year, with 10 stores in the EDO standard.
Accredited partners – The number of accredited partners reached 363 points of sale, all of them exclusively for Telemig Celular.
Retailers/magazine stores – In the end of 2008, Telemig had 652 retail points of sale, thanks to the consolidation of partnerships with large domestic and regional networks.
Recharge distribution – Recharge for prepaid plan subscribers in Minas Gerais was available in 84,457 points of sale, including lottery shops, post offices, banks, large retail stores and small shops, served by our physical and virtual distributors.

 4 – Corporate Segment

Year 2008 recorded an increase of 26.3% in the corporate customer base in relation to 2007. The growth in the customer base became accelerated as from April due to an increase in the number of corporate partners, increasing sales by 40.2% in 2008 in relation to the previous year.

A new portfolio of voice and data plans was launched in April, with emphasis to Vivo Escolha Empresas and the mobile wide band plans, aligning with the structure of plans of the other regions of Vivo. Blackberry was also launched for meeting corporate demand.

In 2009, the corporate segment will focus its efforts on offering mobility solutions to its corporate customers, strengthening its commitment of quality in service rendering.

5 – Investments – CAPEX

An increase of 17% was recorded in 2008 over 2007, which shows the interest and strategic importance of this transaction.

The portfolio of investments totaled R$ 343.6 million, enabling the implementation of the increase of the GSM capacity and the broadening of the 3G coverage. Additionally, investments in Signal Quality Improvement were improved and the “Minas Comunica” project was concluded.

In addition, about R$ 50 million were invested in systemic improvements which ensured performance and availability, launching of products and services and strengthened knowledge of customers (CRM). The numeric portability, deemed as a mandatory legal issue, consumed a great deal of attention and funds.

From a commercial viewpoint, sales channels were remodeled and enlarged and efforts towards corporate customers were intensified.

The value of the 3G license was accounted for in the fixed assets.

6 – Economic and Financial Performance

Net revenue

The net operating revenue of the Company recorded R$ 1,561.0 million in 2008, which represents a 14.7% growth in relation to the R$ 1,361.0 million recorded in 2007. This evolution is related, mainly, to the increase in the service revenue due to the growth in the customer base.

The net operating revenue from services grew 11.9%, recording R$ 1,410.3 million in 2008, in comparison with R$ 1,260.4 million in 2007. The growth reflects the increase in all the items of revenue, as a result of the increase in the customer base in 2008, allied to the offer of new products and services.
The net operating revenue from sales of products in 2008 was R$ 150.7 million, an increase of 49.8% in relation to the R$ 100.6 million recorded in 2007. This variation is related to the commercial activity in the year.

Operating costs and expenses

In 2008, operating costs and expenses (excluding depreciation, amortization and cost of handsets sold) decreased by 12.1% in relation to the R$ 787.0 million recorded in 2007, totaling R$ 691.7 million. The reduction is related, mainly, to the increase in other operating revenues as a result of the reversal of the ICMS allowance occurred in the 1Q08.

The EBITDA (earnings before interest, taxes, depreciation and amortization) was R$ 651.2 million, 49.9% higher than in 2007. The EBITDA margin of 41.7% on the net operating revenue is 9.8 percentile points higher than the margin recorded in 2007. This increase was due to the revenue growth and to the control over structural costs, despite the intense commercial activity recorded in the year.

Depreciation and amortization

In 2008, depreciation and amortization expenses came to R$ 254.2 million, 20.2% above the amount recorded in the previous year. The increase is due to a larger volume of investments that were effected in the period.

Profit for the Current Year

The net income recorded in 2008 was R$ 259.3 million, an increase of 73.9% in relation to 2007.

Loans and Financing

By the end of 2008, the Company´s debt was R$ 252.2 million (R$ 153.8 million by the end of 2007), of which 77% were denominated in foreign currency and entirely protected by hedge transactions.

The indebtedness recorded on December 31, 2008 was offset by cash and financial investments (R$ 952.7 million) and by derivative assets and liabilities (R$ 67.3 million payable), resulting in net cash of R$ 633.2 million (R$ 484.7 million at December 31, 2007).
In the comparison of the net cash for 4Q08 over 4Q07, we recorded an increase of R$ 148.5 million due to operating cash generation and income received on the net cash.

The debt profile has changed. In 4Q07, 96% of the debt was at long term; in 4Q08, 23%. This change in the debt composition is due to the maturity of the Notes, which occurred in January 2009.

7 – Capital market

The São Paulo Stock Exchange index – Ibovespa, posted 37,550 points at the end of 2008. During the year, the Ibovespa recorded losses of 41.2%, while the Dow Jones Industrial Average (DJIA) dropped by 33.8%. The average daily volume of transactions traded at São Paulo Stock Exchange – Bovespa in 2008 was R$ 5.5 billion, recording a 12.9% increase in relation to 2007.

The market value of the registered common shares – ON (TMCP3) and of the registered preferred shares – PN (TMCP4) was, respectively, R$ 33.00 and R$ 34.00 at the trading session of 12/30/2008. In 2008, Telemig Participações shares recorded a daily average trading volume of R$ 1,825.95 thousand for ON shares and R$ 2,913.07 thousand for PN shares at the São Paulo Stock Exchange.

At NYSE, the ADRs (TMB) were traded at the year end for the price of US$ 29.99, recording a total trading volume of 4,052,858 outstanding ADRs. In average, US$ 286.86 thousand were daily traded in 2008.

Dividends

In 2008, Telemig Participações distributed to its investors R$ 38.5 million by way of dividends referring to fiscal year 2007, the per share value for common and preferred shares having been R$ 1.06464.

Dividends Paid (R$ per share)
Year	Common Share	Prefered Share
2008	1.0646400	1.0646400
2007	0.0000967	0.0000967
2006	0.0002571	0.0002571
2005	0.0001177	0.0001177

Dividends and Interest on Own Capital

For fiscal year 2008, the Company presented a proposal for payment of Interest on Own Capital  - JSCP - in the amount of R$ 13,606,874.00 (R$ 0.368976348388 per common and preferred share), with 15% withholding income tax, resulting in total net interest of R$ 11,565,842.90 (R$ 0.313629896130 per common and preferred share). It has further proposed the payment of dividends in the amount of R$ 234,381,831.92 (R$ 6.355710537964 per common and preferred share), resulting in a total net value of Interest on Own Capital plus Dividends of R$ 6.669340434094 per common and preferred share, which shall be confirmed at the General Shareholders’ Meeting to be held in 2009.

Acquisition of Telemig Celular Participações by Vivo Participações S.A.

On April 3, Vivo Participações S.A. completed the transfer of the share control of Telemig Celular Participações S.A. and, indirectly, of Telemig Celular S.A., as well as of Tele Norte Celular Participações S.A. and, indirectly, of Amazônia Celular S.A., under the terms of the Stock Purchase and Sale Agreement entered into between Vivo Participações S.A. and Telpart Participações S.A. on August 02, 2007. Such transaction was the subject matter of the relevant facts issued by these Companies on 08/02/2007, 08/03/2007, and 12/20/2007, and of the Notices to the Market dated 03/07/2008 and 03/10/2008, having met the conditions provided for in the agreement and having paid the purchase price.

On this same date, Vivo Participações S.A. disposed of all the 1,292,679 common shares and 3,715 preferred shares in Tele Norte, which had been acquired from Telpart, to Telemar Norte Leste S.A., for the same price and under the same conditions as set forth in the Purchase and Sale Agreement entered into with Telpart.

The price for the 7,258,108 common shares and 969,932 preferred shares of Telemig Celular Participações S.A. paid on this date, already added by the interest provided for in the Purchase and Sale Agreement entered into with Telpart, corresponds to one billion, one hundred and sixty-two million, five hundred and ninety-four thousand, three hundred and seventy-seven reais and forty-four cents (R$ 1,162,594,377.44), equivalent to approximately one hundred and fifty-one reais and seventeen cents (R$ 151.17) per common share and sixty-seven reais and forty-three cents (R$ 67.43) per preferred share of Telemig Par purchased. The prices paid for the common shares of Telemig Celular Participações S.A. result in the approximate value of two thousand, six hundred and twenty-five reais and four cents (R$ 2,625.04) per common share of Telemig Celular S.A.

More information about the transaction is available from Vivo’s website – Investor Relations  (www.vivo.com.br/ri).

Ownership structure

CAPITAL STOCK OF TELEMIG CELULAR PARTICIPAÇÕES S.A. on Dec 31, 2008
Shareholders	Common Shares		Preferred Shares		TOTAL
VIVO PARTICIPAÇÕES S.A.	13,061,279	97.0%	8,659,798	37.0%	21,721,077	58.9%
Controlling Shareholder Group	13,061,279	97.0%	8,659,798	37.0%	21,721,077	58.9%
Others shareholders	404,780	3.0%	14,751,504	63.0%	15,156,284	41.1%
TOTAL	13,466,059	100.0%	23,411,302	100.0%	36,877,361	100.0%

8 - Corporate Governance

Investor Relations

The Company  has been working with the constant purpose of improving its corporate governance practices, upon promoting a professional management and awarding equal treatment to all its shareholders.

For such effect, it keeps information and communication channels available by telephone, e-mail and website (www.telemigholding.com.br), containing updated information about the Company´s operations.

Sarbanes-Oxley

The Company has taken all necessary actions in order to be compliant with the requirements of the Law applicable to companies that trade securities on the US market, which reinforces the corporate governance rules related to the disclosure and the issuance of financial reports.

Compliance with Section 404 of Sarbanes-Oxley Act of 2002

As from the fiscal year ended December 31, 2006, Section 404 of Sarbanes-Oxley Act of 2002 has required Telemig Participações to include in its annual reports – Form 20-F – a Management Report on Internal Controls Related to Financial Statements.

Said report shall be available in form 20-F referring to fiscal year 2008 and will attest that the internal controls have been evaluated in conformity with the rules of the North-American regulatory authorities.

The Board of Executive Officers of Telemig Participações reaffirm their commitment to the effectiveness of their internal controls, in conformity with the best corporate governance practices, transparence and value generation to shareholders at long term.

Audit and Control Committee

The Audit and Control Committee is a collegiate body, being made up of three members of the Board of Directors. It is governed by the rules set forth in its Bylaws, in conformity with the resolutions made by the Board of Directors, and under the terms and limits of the applicable laws and of the Articles of Incorporation of the Company.

Board of Directors

The Board of Directors is made up by 10 permanent members and holds regular meetings at every quarter and special meetings whenever called by the Chairman of the Board or by two directors. The directors are elected at a general meeting – in which the chairman and vice-chairman are also selected – for three-year terms of office, reelection being permitted.

Statutory Audit Council

The Statutory Audit Council is permanently installed, and the members are annually elected by the shareholders.  It is responsible for monitoring the management activities, examining the financial statements of each fiscal year and issuing an opinion with respect thereto. The council operates independently from the Board of Directors and the independent auditors. It is made up of three permanent members.

Board of Executive Officers

The Board of Executive Officers is made up of one Chief Executive Officer, one Chief Financial Officer, who also exercises the duties of Investor Relations Officer, and one Human Resources Officer.

Compensation of Directors and Executive Officers

As set forth in the Brazilian Corporate Law, the overall amount of the compensation of directors and executive officers, as well as for payment of profit share to them, is resolved in the General Shareholders’ Meeting. The Board of Directors is responsible for fixing the individual compensation and profit share of each executive officer, as well as the compensation of the members of the Board itself.

Disclosure Committee

The purpose of the Disclosure Committee is to provide Investor Relations with the necessary support for the full and timely disclosure of information related to the Company and to its subsidiary and the business thereof. It is made up of four members appointed by the Board of Executive Officers for one-year terms of office, reelection being permitted. Meetings of the Disclosure Committee are regularly held at every quarter period specially held whenever necessary.

Policies and Codes

In line with the good practices of corporate governance, the Company set out codes and policies which provide desired conduct and responsibility standards in the development of the businesses and in the relationship with interested parties. They include the following:

  Investor Relations Policy – This policy has the purpose of governing and aligning the efforts of all those involved with the Investor Relations program with a view to adopting actions which may contribute to the increase of the price and of the liquidity of the Company’s shares and result in return on the strategies adopted in the conduction of the IR activities. At the same time, it has the purpose of providing more visibility to the Company and to its capital market differentials, as well as to assure the Full Disclosure, in order to keep equitable terms in trading with securities issued and traded at stock exchanges, protecting the shareholders, investors and the capital market itself.
  Document Keeping Policy – This policy provides for the periods required for documents to be kept in file, as set forth in Brazilian laws and recommended by the Securities and Exchange Commission (SEC).
  Dividend Policy – The Articles of Incorporation of Telemig Celular determine the payment to the shareholders of at least 25% of the annual net profit by way of dividends, referring to each fiscal year ended on December 31, in conformity with the Brazilian Corporate Law.

The profit may be adjusted and capitalized, used for absorption of losses or have any other allocation, as permitted under the terms of the Brazilian Corporate Law. Therefore, it may not be paid as dividend, in case the General Meeting shall make a resolution to such effect, in order to protect, if so needed, the financial health of the Company.
The Articles of Incorporation further provide for the payment of interim dividends in the current fiscal year, with proceeds of the net profit referring to six-month or shorter periods, based on a balance sheet prepared by the Management and using accumulated pre-existing profits stated in the current Balance Sheet or in the Semiannual Balance Sheet for the previous fiscal year.
The shareholders may claim dividends within a period of three years after the date on which they were made available.

  Policy for Business with Related Parties – As set forth in Article 14 of the Articles of Incorporation of Telemig Participações, long term agreements to be entered with related parties are required to be submitted to the General Shareholders Meeting for prior approval.
  Code of Ethics  – The Code of Ethics was made available to and formally accepted by all the employees, who committed themselves to work in accordance therewith. It provides for conduct standards which regulate the behavior in the company’s environment in relation to its different target publics. A channel was made available for receipt of information of violation of the code, ensuring anonymity state to whom reports the events. In 2008, this channel started being permanently disclosed on the internet, as well as full the Code of Ethics. All the employees have free and confidential access thereto.

9 – Human Resources

In April 2008, Telemig Celular started being controlled by Vivo Participações S.A.. As from such date, several HR actions were carried out with the purpose of seeking, whenever possible, synergy between the Companies, among which the following are worthy of mention:

  Organizational Restructuring.
  Administrative processes review.
  Employee transfer policy between the companies.
  Profit sharing policy aligned to Vivo’s pattern.
  Implementation of BSC for Direction and Management offices.
  Collective Bargaining Agreement compatible with Vivo’s practices was executed.
  Participation in the structuring and creation of Vivo’s Corporate University.
  Implementation of e-learning actions for several units of Vivo.

Labor
The labor count in the end of 2008 was 2,604 employees, representing a reduction of 10% in relation to the previous year.

Area of Activity	2008	2007	% Var
IT and Engineering	435	384	13.3%
Marketing and Sales	733	628	16.7%
Customer Assistance	1,209	1,577	-23.3%
Financial and Administrative	227	304	-25.3%
Total	2,604	2,893	-10.0%

Talent Attraction and Retention
In order to select its employees Telemig Celular uses as a criterion the identification, in the candidates, of those competencies it deems to be essential. The Company gives priority to in-house recruiting, aiming at retaining talents and offering new professional development opportunities. It has implemented a Young Talent Program, which is designed to retain and provide education to high-school and college students.

Professional Qualification and Development
In 2008, Telemig Celular carried out 445 thousand hours of training, an investment of R$ 4.7 million. During the year, the conducted 2,700 personal and virtual training sessions, corresponding to 205,120 attendances, including its own employees as well as those of companies making up the value chain of Telemig Celular. The e-learning tool is worthy of mention, whose participation in courses correspond to 80% of the total number of people trained by the Corporate University. In 2008, MG employees participated in domestic and regional programs.

In-Company Environment

  Research on Employees Satisfaction – With the adhesion of approximately 80% of the population, Telemig Celular recorded a result of 7.93 (from zero to ten). This result was 2% above the previous year’s, which places the company in the level of excellence in relation to other organizations. This result is due to several actions implemented along the year.
  Life quality – Two medical ambulatories were created, in Berlioz Building and in the Call Center, with the purpose of providing assistance to all the employees. Several programs were also implemented during the year for providing instructional and preventive information on life quality.

10 – Socio-environmental Responsibility

Telemig Celular Participações is now part of Vivo’s Socio-environmental agenda, including more than 25 initiatives.
The major highlight of the projects turned to environment protection was the enlargement of “Vivo Recicle Seu Celular” program, a pioneering handset, accessories and batteries recycling program. Vivo closed the year with more than 3.4 thousand points of collection, against 161 stores engaged in 2007. This numeric jump is responsible for another performance highlight: it collected 1.5 million items, which were properly discarded. In recognition of that, the Program was awarded the Prêmio Top Cidadania (Top Citizenship Prize) from ABRH.
“Vivo Recicle Seu Celular” was also the theme which opened the “Vamos Trocar Idéias” (Let’s Exchange Ideas) portal, with the purpose of stimulating sustainability debating. Since its launching, it has recorded 500 answers, which were sent to and analyzed by different business areas of the Company.
In the same manner as it happened with environmental initiatives, Vivo has also progressed in accessibility actions. Vivo Theater is the first world theater offering the digital interpretation system for people with hearing disability. The company was also the first operator to launch an accessible handset for visually disabled people, the Nokia E65 Talks.
As far as sports are concerned, Vivo has created the first adapted rowing team in Brazil, with the “Eu Vivo Remando” project, which was developed in São Paulo with the purpose of enabling youngsters with some kind of disability to exercise this kind of sports, in order to form a professional competition team that will be able to represent Vivo in the future in several championships of this category, such as the 2011 Pan-American Games and the 2012 Para-Olympic Games.
The Social SMS, an initiative that develops social campaigns with Vivo customers, has sent more than 60 million alert messages about struggle against yellow fever and dengue, and of stimulation for blood donation and vaccination against rubella. This list is complemented by the mobilization in favor of the victims of heavy rains in the States of Santa Catarina and Rio de Janeiro, with other four million messages having been sent.

With the purpose of setting up a communication channel between the community and the Protection Council, a local government agency responsible for receiving charges of violation of children’s and youth’ rights, the Celular Amigo program has increased donations of handsets from 600 to 2,000 in order to serve cities in all the Brazilian regions.
Still in relation to social aspects, the Rede Vivo de Voluntariado Program (Vivo’s Voluntary Network Program) produced more than 200 thousand pages in Braille format and more than 150 hours of audio books, as well as presented, under the Vivo no Teatro program, the play “Sapato Apertado”, of the Arrastão Project, and the play “Na Balada”, of the Conexões Project, to more than 2 thousand school students and ONGs.
In December, Vivo started a project which will continue to be carried out in 2009. It has promoted a meeting of professionals with different education backgrounds and from different organizations, in order to discuss the organization of an event to think about the role played by mobile technologies in the organizational environments in the network society. This was how the workshop entitled “A Sociedade em Rede e a Educação” (The Network Society and Education) was created, which shall be carried out in 2009. It is currently being structured on a cooperation basis, by means of web site http://vivoeduca.ning.com. In a little more than one month, this network already counted on 150 connected people, sharing ideas and suggestions.

PRIZES AND AWARDS IN 2008

•   World Meeting of Scenic Arts

10-Year Special Edition
The event, designed for discussion of contemporary production of scenic arts with the attendance of representatives from several countries, had its first edition in 1998. Right in the beginning, it was sponsored by Telemig Celular and the operator was responsible for presenting the Meeting in other two editions. In March 2008, the event was held in its 6th edition, 10 years after the first edition, and paid homage to Telemig Celular as well as other sponsors.

• 30th Center-East Columnists Prize

This award is part of the Brazilian Columnists Prize, held by the Brazilian Association of Marketing and Advertising Columnists (Abracomp). The purpose thereof is to highlight the best Brazilian publicity works. In April 2008, Telemig Celular was awarded four prizes:
- Grand Prix for Advertiser of the Year. “Due to the high quality of its publicity communication and for its contribution to the development of the publicity market in the Center-East Region in 2006/2007”.

- Silver Prize for “3G Advertisement” in Printed Media and category of Telecommunication Products and Services. Produced by MPM advertising agency.

- Bronze Prize for “Vending Machine” in Special Presentations and category of Interactive Publicity Piece. Produced by MPM.

- Bronze Prize for “Coverage” in Television and Cinema and Institutional or Corporate Category. Produced by MPM.

•  Excellence in Competitive Intelligence Prize

For the first time in Brazil Competitive Intelligence projects were awarded an exclusive prize in Brazil, promoted by the Brazilian Association of Competitive Intelligence Analysts (Abraic) in partnership with the International Quality & Productivity Center (IQPC). The first place was won by Telemig Celular, which ran with the Spider project case.
The company’s competitors in the national Excellence in Competitive Intelligence prize were companies from several fields of activity and of different sizes. It was the only company from the telecommunications industry which was among the 10 finalists.

•  Golden PQN Prize

This award has been promoted by PQN – Communication Portal since 2003 and has the purpose of valuing Minas Gerais Communication professionals. In its 5th edition, held in July 2008, the Golden PQN Prize, also known as the Minas Gerais state press Oscar, was awarded to 25 categories and Telemig Celular Institute won the prize of Best Press Disclosure Advisor for Social Responsibility Projects.

•  Companies 10! and 2008 Largest & Best Companies

Telemig Celular was awarded two prizes as the mostly remembered company in the mobile telephony industry in 2008, in Southern Minas Gerais State. In Passos, the operator was awarded the “Companies 10!” prize, while in Poços de Caldas it was contemplated with the “2008 Largest & Best Companies”.

11 – Independent Audit

The policy of Telemig Celular Participações S.A. towards its independent auditors as regards the rendering of services not related to external audit is substantiated on principles that protect auditor´s independence. Such principles are based on the fact that the auditor should not audit his own work, nor exercise management functions or act as a legal counsel for his customer.
In fiscal year 2008, Telemig Celular Participações S.A. and its subsidiary did not retain the services of these auditors for other works which were not directly related to the auditing of the financial statements.

Policies and Procedures:

The Company´s and its subsidiary’s policies prohibit their independent auditors to be retained for rendering services that entail conflict of interest or loss of objectiveness thereof. Additionally, any relationship between the Company (or its Directors/Officers) and the independent auditors causing loss of independence is forbidden.

12 – Acknowledgments

The Management of Telemig Celular Participações S.A. wishes to thank our shareholders, regulatory agencies, customers, suppliers and financial institutions for their support and faith on us, and the employees, in particular, to whose devotion to the job and efforts we owe most of the results we have achieved.

Belo Horizonte,  February 13, 2009

The Management

BOARD OF DIRECTORS’ OPINION

The Directors, after the due examination and discussion, and based on the favorable opinion issued by the Members of the Statutory Audit Committee and by Ernst & Young Auditores Independentes S/S, Independent Auditors, have provided their unanimous and unqualified approval for the Management’s Annual Report, the Financial Statements, together with the Independent Auditors’ Opinion, for the fiscal year ended December 31, 2008 and for the Statutory Audit Council’s Opinion, to be submitted to the 2009 General Shareholders’ Meeting.

STATUTORY AUDIT COUNCIL’S OPINION

The undersigned members of the Statutory Audit Council of Telemig Celular Participações S.A., in the exercise of their duties and legal assignments, as set forth in items II, III and VII of article 163 of Law no. 6404/76, have examined and reviewed the Management’s Annual Report and the Financial Statements of the Company for fiscal year ended December 31, 2008 and, taking into consideration the explanations provided by the Management and the unqualified opinions of Ernst & Young, Independent Auditors, issued on January 30, 2009, as well as the Proposal for Allocation of Results for fiscal year 2008 and the Capital Budget for fiscal year 2009, all of them issued on this date, have provided their unanimous opinion to the effect that the same fairly reflect, in all material aspects, the equity and financial position of the Company, whereby they recommend their approval, without exceptions, by the General Shareholders’ Meeting to be held for such purpose, under the terms of the Brazilian Corporate Law.

Belo Horizonte, February 12, 2009.
Fabiana Faé Vicente Rodrigues
Paula Bragança França Mansur
Alexsandro de Souza Popovic

BOARD OF DIRECTORS
Luis Miguel Gilpérez López - Chairman
Shakhaf Wine - Vice-Chairman
Luis Miguel da Fonseca Pacheco de Melo
Rui Manuel de M. D’Espiney Patrício
Félix Pablo Ivorra Cano
Ignácio Aller Mallo
José Guimarães Monforte
Luiz Kaufmann
Antonio Gonçalves de Oliveira
Marcelo Santos Barbosa

STATUTORY AUDIT COUNCIL
Permanent Members                                             Deputy Members
Fabiana Faé Vicente Rodrigues – President             João Renato Pierre
Paula Bragança França Mansur                                 Norair Ferreira do Carmo
Alexsandro de Souza Popovic                                    Without nomination

BOARD OF EXECUTIVE OFFICERS
Roberto Oliveira de Lima – Chief Executive Officer
Ernesto Gardelliano – Chief Financial Officer and Investor Relations Officer
Marcus Roger Meireles Martins da Costa – Human Resources Officer

Accountant
Giuliano Augusto de Melo
CRC MG 074.244/O-0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.